Registration No. 333-________

             As filed with the Securities and Exchange Commission
                              on January 30, 1998

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-6

             FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
        SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                      LIFE INSURANCE SEPARATE ACCOUNT OF
                          USAA LIFE INSURANCE COMPANY
                             (Exact Name of Trust)

                          USAA LIFE INSURANCE COMPANY
                              (Name of Depositor)
                        9800 Fredricksburg Road, C-3-W
                           San Antonio, Texas 78288
         (Complete Address of Depositor's Principal Executive Offices)

                             DWAIN A. AKINS, ESQ.
               Assistant Vice President and Assistant Secretary
                          USAA Life Insurance Company
                        9800 Fredricksburg Road, C-3-W
                           San Antonio, Texas 78288
               (Name and Complete Address of Agent for Service)

                 Please send copies of all communications to:

                              GARY O. COHEN, ESQ.
                        Freedman, Levy, Kroll & Simonds
                   1050 Connecticut Avenue, N.W., Suite 825
                            Washington, D.C. 20036
                                (202) 457-5107

               Title and Amount of Securities Being Registered:
                     An Indefinite Amount of Interests in
                      Life Insurance Separate Account of
                          USAA Life Insurance Company
               Under Variable Universal Life Insurance Policies

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(B) under the Investment Company Act of 1940, with respect to the Variable Universal Life Insurance Policy described in the
Prospectus.

                    RECONCILATION AND TIE BETWEEN ITEMS IN
                        FORM N-8B-2 AND THE PROSPECTUS

                      LIFE INSURANCE SEPARATE ACCOUNT OF
                          USAA LIFE INSURANCE COMPANY


 ITEM NO. OF FORM N-8B-2 *                       CAPTION IN PROSPECTUS**
 1                                               Cover Page

 2                                               Cover Page

 3                                               Not Applicable

 4                                               Policy Distribution

 5                                               Definitions

 6                                               Separate Account

 7                                               Not Required***

 8                                               Not Required***

 9                                               Legal Matters

10                                               Death  Benefit;  Other  Policy  Benefits;
                                                 Payment of Policy  Benefits;  Transfer of
                                                 Cash  Value;  Loans;  Surrenders;  Policy
                                                 Lapse   and   Reinstatement;   Investment
                                                 Options - Voting  Privileges;  Investment
                                                 Options  -   Additions   or   Changes  to
                                                 Investment Options; The Contract

11                                               Investment Options

12                                               Investment Options

13                                               The  Policy at a Glance - Policy  Charges
                                                 and Deductions;  The Policy at a Glance -
                                                 Fund Fees and Other Expenses; Charges and
                                                 Deductions; USAA Life

14                                               Policy Issuance; Premium Payments


                                           iii


15                                               Premium Payments; Investment Options

16                                               Premium    Payments   -   Allocation   of
                                                 Premiums; Investment Options

17                                               Death  Benefit;  Other  Policy  Benefits;
                                                 Payment of Policy  Benefits;  Transfer of
                                                 Cash  Value;  Loans;  Surrenders;  Policy
                                                 Lapse and Reinstatement

18                                               Tax   Matters   -   Taxation   of  Policy
                                                 Proceeds:  Our Taxes;  Separate  Account;
                                                 Charges   and    Deductions   -   Monthly
                                                 Deductions:  Mortality  and Expense  Risk
                                                 Charge; Financial Statements

19                                               USAA Life; Reports and Records

20                                               Not Applicable

21                                               Loans

22                                               Not Applicable

23                                               Not Applicable**

24                                               Charges  and   Deductions;   Cash  Value;
                                                 Telephone Transactions;  Free Look Right;
                                                 Postponement  of  Payments;  More  Policy
                                                 Information

25                                               USAA Life

26                                               Not Applicable

27                                               USAA Life

28                                               USAA Life - Directors of USAA Life;  USAA
                                                 Life - Officers (other than Directors)

29                                               USAA Life

30                                               Not Applicable

31                                               Not Applicable

32                                               Not Applicable


                                      iv


33                                               Not Applicable

34                                               Not Applicable

35                                               Policy Distribution

36                                               Not Required***

37                                               Not Applicable

38                                               Policy Distribution

39                                               Policy Distribution

40                                               Not Applicable

41                                               Policy Distribution; Investment Options

42                                               Not Applicable

43                                               Not Applicable

44                                               Charges and  Deductions - Other  Charges;
                                                 Investment Options

45                                               Not Applicable

46                                               Charges and  Deductions - Other  Charges;
                                                 Investment Options

47                                               Not Applicable

48                                               Not Applicable

49                                               Not Applicable

50                                               Not Applicable

51                                               Not Applicable**

52                                               Investment Options - Additions or Changes
                                                 to Investment Options


                                       v


53                                               Tax Matters - Taxation of USAA Life

54                                               Not Applicable

55                                               Not Applicable**

56                                               Not Required***

57                                               Not Required***

58                                               Not Required***

59                                               Not Required***


* Registrant includes this Reconciliation and Tie Sheet in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Registrant, simultaneously herewith, filed a Notification of Registration as an investment company on Form
      N-8A and a Form  N-8B-2  Registration  Statement  under  the  Investment
      Company Act of 1940. Pursuant to Sections 8 and 30(b)(1) of the Investment Company Act of 1940, Rule 30a-1 under that Act, and Forms N-8B-2 and N-SAR under that Act, Registrant will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission.

** Caption in Prospectus, to the extent relevant to this Form. Certain items are not relevant pursuant to the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

*** Not required pursuant to Instruction 1(a) as to the Prospectus as set out in Form S-6.

VARIABLE UNIVERSAL LIFE INSURANCE POLICY

Offered By                                                    Prospectus dated:
                                                                May 1, 1998
USAA LIFE INSURANCE COMPANY
9800 Fredericksburg Road, San Antonio, Texas 78288
Telephone:  toll free 1-800-531-8000 (in San
Antonio call 512-498-____)


      This Prospectus describes a Variable Universal Life Insurance Policy ("Policy") that we are offering, through our Life Insurance Separate Account, to individual members of the United Services Automobile Association ("USAA"), the parent company of the USAA Group of Companies, as well as to the general public.

      The Policy offers you:

      o     Life  insurance  protection  guaranteed by USAA Life.  SEE "Policy
            Benefits."

      o 12 investment options, available through the Separate Account, including Funds of USAA LIFE INVESTMENT TRUST, THE ALGER AMERICAN FUND, SCUDDER VARIABLE LIFE INVESTMENT FUND, and BT INSURANCE FUNDS TRUST. SEE "Investment Options" and the accompanying Fund prospectuses for a description of the Funds.

      o     Flexible premium payments. SEE "Premium Payments."

      Please read this Prospectus carefully and keep it for future reference. Your Prospectus and Policy may reflect variations required by the laws of your state. This Prospectus is not valid unless accompanied by the current prospectuses for the Funds. Defined terms used in this Prospectus appear at the end of this booklet.

      THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS NOR HAS IT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE SOLELY THE OBLIGATIONS OF USAA LIFE AND ARE NOT THE OBLIGATIONS OF, OR GUARANTEED BY, ANY ONE ELSE. THE POLICY DOES NOT HAVE A MINIMUM GUARANTEED CASH VALUE, WHICH MEANS THAT YOU BEAR THE ENTIRE INVESTMENT RISK THAT YOUR POLICY CASH VALUE COULD DECLINE TO ZERO.

YOU MAY CANCEL THE POLICY WITHIN 10 DAYS AFTER RECEIVING IT, OR SUCH LONGER PERIOD AS THE LAWS OF YOUR STATE MAY REQUIRE.


                              [FRONT COVER PAGE]

                               TABLE OF CONTENTS
                                                                          Page
                                                                          ----
THE POLICY AT A GLANCE
QUESTIONS AND ANSWERS
POLICY INFORMATION

      POLICY ISSUANCE
            Who May Purchase a Policy
            How to Purchase a Policy
            Effective Date of Your Policy
      PREMIUM PAYMENTS
            Methods of Payment
            Amount and Frequency of Payments
            Allocation of Premiums
            Planned Periodic Premium Payments
            Annual Target Premium Payments
      INVESTMENT OPTIONS
            Additions or Changes to Investment Options
            Voting Privileges
            Special Considerations
      POLICY LAPSE AND REINSTATEMENT
            Lapse
            Grace Period
            Guaranteed Death Benefit
            Reinstatement
      CHARGES AND DEDUCTIONS
            Premium Charge
            Monthly Deductions
            Separate Account Charges
            Transfer Charges
            Surrender Charges
            Other Charges
            Deduction of Charges
      DEATH BENEFIT
            Choosing Between Option A and Option B
            Illustrations of Option A and Option B
            Changing Your Death Benefit Option
            Changing Your Policy's Specified Amount
      OTHER POLICY BENEFITS
            Optional Insurance Benefits
            Benefits at Maturity
      PAYMENT OF POLICY BENEFITS
            Payment of Death Benefits
            Payment of Maturity Benefits
            Death Benefit Payment Options
      CASH VALUE


                                       2


            Calculating Your Cash Value
              in the Variable Fund Accounts
      TRANSFER OF CASH VALUE
      LOANS
            Loan Collateral
            Loan Interest
            Repayment of Indebtedness
            Effect of Policy Loans
      SURRENDERS
            Full Surrenders
            Partial Surrenders
      TELEPHONE TRANSACTIONS
      FREE LOOK RIGHT
      POSTPONEMENT OF PAYMENTS
MORE POLICY INFORMATION
      OWNERS AND BENEFICIARIES
            Owners
            Beneficiaries
      CALCULATING YOUR COST OF INSURANCE
            Net Amount at Risk
            Net Amount at Risk - More Than One Rate Class
            Cost of Insurance Rates
      MINIMUM AMOUNT INSURED
      THE CONTRACT
      INCONTESTABILITY
      MISSTATEMENT OF AGE OR SEX
      SUICIDE EXCLUSION
      NON-PARTICIPATING POLICY
      REPORTS AND RECORDS
PERFORMANCE INFORMATION
OTHER INFORMATION
      USAA LIFE
            Directors of USAA Life
            Officers (other than Directors)
      SEPARATE ACCOUNT
      POLICY DISTRIBUTION
      TAX MATTERS
            Taxation of Policy Proceeds
            Taxation of USAA Life
      STATE REGULATION OF USAA LIFE
      LEGAL MATTERS
      EXPERTS
      REGISTRATION STATEMENT
      FINANCIAL STATEMENTS
DEFINITIONS

                            THE POLICY AT A GLANCE


      The following is a snapshot of the Policy. Please refer to the remainder of the Prospectus for further details and other information.


PREMIUM PAYMENTS AND WITHDRAWALS
MINIMUM AMOUNTS
      Initial Premium               Depends on  Specified  Amount of insurance
                                      coverage
      Subsequent Premiums           Depends on  Specified  Amount of insurance
                                      coverage
      Withdrawals                   None


INSURANCE BENEFITS
DEATH BENEFITS

      Option A                      Greater  of  Specified  Amount or  Minimum
                                      Amount Insured


      Option B                      Greater  of  Specified  Amount  plus  cash
                                      value or Minimum Amount Insured

      Minimum Coverage Required     $100,000  ($25,000 for Insureds  under age
                                      18)

      Minimum Increase or Decrease  $25,000,   subject  to   $50,000   minimum
      in Coverage                     coverage  amount ($25,000  for  Insureds
                                      under age 18) with certain exceptions


OPTIONAL INSURANCE                  Accelerated Benefit for Terminal Illness
   BENEFITS AVAILABLE               Accidental Death Benefit
   BY RIDER                         Children Term Life Insurance
                                    Extended Maturity Date
                                    Waiver of  Monthly  Deduction  in Event of
                                    Permanent Disability

BENEFITS AT MATURITY                Current Policy cash value


POLICY CHARGES AND DEDUCTIONS

PREMIUM CHARGE                      3%  (waived  if 10 Annual  Target  Premium
                                      Payments paid)

MONTHLY DEDUCTIONS
     Cost of Insurance Charge       Depends  on age,  sex,  and rate  class of
                                      Insured

     Administrative Charge          $10 (applies only during first Policy Year)
     Maintenance Charge             $5

TRANSFER CHARGE                     $0 for first  six  transfers  each  Policy
                                      Year; $25 per transfer  in excess of six
                                      per Policy Year

SEPARATE ACCOUNT CHARGES
     Mortality and Expense Charge   0.75% of net assets of Separate Account
     Federal Income Tax Charge      Currently none

SURRENDER CHARGES
     Partial Surrender              Lesser of $25 or 2% of amount withdrawn
     Full Surrender                 Maximum of 50% of Annual Target Premium
                                      Payment (declines each Policy year to 0%
                                      after the 10th Policy Year)

FUND FEES AND OTHER EXPENSES

                                                                              OTHER EXPENSES                  TOTAL FUND
                                                  MANAGEMENT                      AFTER                       OPERATING
                                                     FEES                        EXPENSE                       EXPENSES
                                                                              REIMBURSEMENT
USAA LIFE
INVESTMENT TRUST

   Money Market Fund
   Income Fund
   Growth and Income Fund
   World Growth Fund
   Diversified Assets Fund
   Aggressive Growth Fund
   International Fund

ALGER AMERICAN FUND
                                                   [TO BE
    Growth Portfolio                              SUPPLIED BY
                                                  AMENDMENT]
SCUDDER VARIABLE LIFE
INVESTMENT FUND

    Capital Growth Portfolio--
       Class A Shares

BT INSURANCE FUNDS TRUST

    Equity 500 Index Fund
    Small Cap Index Fund
    EAFE(R) Equity Index Fund


TRANSFERS
Number of free transfers            6 per Policy Year
Minimum amount of transfer          $250 (or remaining  cash value in Variable
c                                     Fund Account, if less)


                           LOANS
Minimum Loan Amount                 None

Maximum Loan Amount                 85% of cash surrender value

Maximum Interest Rate               6% payable in advance, 4.5% preferred rate
                                    payable in advance

                             QUESTIONS AND ANSWERS

      The following are answers to some basic questions about the Policy. Please read the remainder of this Prospectus for further details.


WHAT KIND OF LIFE INSURANCE IS THE POLICY?

      The Policy is a FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY. The Policy is called "flexible premium" because it gives you the flexibility to vary the amount and frequency of your premium payments, within certain limits.

SEE "Premium Payments." The Policy is called "variable" life insurance because your cash value, your cost of insurance charges, and your life insurance (death) benefits can vary according to your investment in one or more Variable Fund Accounts. SEE "Cash Value," "Charges and Deductions - Monthly Deductions," and "Death Benefit." Your investment experience in the Variable Fund Accounts may be positive or negative. THE POLICY HAS NO MINIMUM GUARANTEED CASH VALUE, WHICH MEANS YOU BEAR THE ENTIRE INVESTMENT RISK THAT YOUR CASH VALUE COULD DECLINE TO ZERO.


HOW DO I BUY A POLICY?

      You can buy a Policy by calling us at 1-800-531-8000 or by contacting one of our regional offices. Our licensed insurance representatives can help you complete an application and assist you through our application or "underwriting" process, which normally involves a medical exam. We will issue a Policy to you, provided you meet our requirements for insurability. We will not issue a Policy that insures a person older than age 80. We also reserve the right to reject an application for any reason. Insurance coverage under your Policy begins on its Effective Date. SEE "Policy Issuance."


HOW MUCH INSURANCE CAN I BUY?

      The minimum amount of insurance you can buy is $100,000 ($25,000 if the Insured is less than 18 years of age). We call the amount of insurance that you specify on your application the "Specified Amount." Federal tax law limits your ability to make certain amounts of large premium payments relative to your Policy's Specified Amount and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. SEE "Premium Payments - Amount and Frequency of Payments" and "Tax Matters." We will monitor your premium payments to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties due to excess premium payments. You can change the Specified Amount, at any time, subject to the conditions described under "Death Benefit Changing Your Policy's Specified Amount."


WHAT INSURANCE PROTECTION DOES THE POLICY OFFER?

      The Policy offers two types of insurance protection or "death benefit" options. If you select the Option A death benefit, upon the Insured's death, we will pay your beneficiary the greater of your Policy's Specified Amount or the Minimum Amount Insured. If you select the Option B death benefit, upon the Insured's death, we will pay your beneficiary the greater of your Policy's Specified Amount and your cash value, on the one hand, or the Minimum Amount Insured on the other. SEE "Death Benefit." As long as the Policy remains in effect, under either option, the death benefit will never be less than the Policy's Specified Amount, less any Indebtedness and any due and unpaid Monthly Deductions.

      In addition, you can add optional insurance death benefits to a Policy by rider. SEE "Optional Insurance Benefits."

HOW MUCH ARE THE PREMIUM PAYMENTS?

      Within certain limits, you have the flexibility to determine the amount and timing of your premium payments to reflect your changing financial conditions or objectives. We generally require a minimum initial premium to issue a Policy, but we do not impose a minimum on your subsequent premium payments. SEE "Premium Payments." You must, of course, maintain sufficient cash value to keep your Policy in effect, which may require you to make additional unscheduled premium payments. SEE "Policy Lapse and Reinstatement."

      You will usually plan a periodic premium schedule when applying for a Policy. If you wish, we will bill you for these amounts. However, you are not required to follow this schedule. SEE "Premium Payments."


WHAT ARE THE CHARGES AND DEDUCTIONS?

      We assess certain charges and deductions to support the operation of your Policy and the Separate Account. Some charges apply to your premium payments, some apply to your cash value, and others apply to the Separate Account. In addition, we assess administrative fees for processing Policy transactions, such as partial surrenders of cash value and transfers of cash value among Variable Fund Accounts in excess of six free transfers. SEE "The Policy At a Glance" and "Charges and Deductions."


WHAT FACTORS AFFECT MY COST OF INSURANCE?

      If you are the Insured, your cost of insurance will depend on your age, sex, and rate class. The rate class that applies depends on your health, whether you use tobacco, and other factors that we use to determine your insurability. During the life of the Policy, the maximum monthly cost of insurance charges will never exceed the guaranteed monthly cost of insurance rates specified in your Policy. SEE "Calculating Your Cost of Insurance."


WHAT IS THE SEPARATE ACCOUNT?

      The Separate Account is a segregated asset account of USAA Life that supports the Policy's variable life insurance benefits. The Separate Account consists of 12 Variable Fund Accounts, each of which invests in a corresponding Fund. SEE "Investment Options."


WHAT ARE MY INVESTMENT CHOICES?

      You may invest in up to 12 Variable Fund Accounts, each of which invests exclusively in a corresponding Fund of the USAA Life Investment Trust, The Alger American Fund, Scudder Variable Life Investment Fund, or BT Insurance Funds Trust. SEE "Investment Options."

HOW WILL MY POLICY'S CASH VALUE VARY?

      Your Policy's cash value will vary on a daily basis to reflect the investment experience of the Variable Fund Accounts. Your Policy's cash value also will reflect the amount and frequency of premium payments, any partial surrenders of cash value, any Policy loans and the charges and deductions connected with the Policy. There is no minimum guaranteed cash value, which means you bear the entire investment risk that your cash value could decline to zero. SEE "Cash Value."


HOW MAY I ALLOCATE MY CASH VALUE?

      You may allocate your cash value to any of the Variable Funds Accounts by specifying on your Policy application how much of your Net Premium Payment you would like us to apply to each Account. We will allocate your Net Premium Payments in accordance with your allocation instructions on your application, until you direct otherwise. You may change future allocations at any time by telephone or by Notice to Us. You may allocate your Net Premium Payment in increments as small as1/10 of one percent. SEE "Premium Payments."


CAN I TRANSFER CASH VALUE AMONG INVESTMENT OPTIONS?

      Yes. You can transfer cash value among the Variable Fund Accounts up to six (6) times per Policy Year without charge. Each transfer above six (6) in a Policy Year is subject to a $25 transfer charge. You may authorize transfers by telephone or by Notice to Us. SEE "Telephone Transactions." Each transfer must be at least $250, or the remaining cash value in the Variable Fund Account, if less. SEE "Transfers."


HOW DO I ACCESS MY CASH VALUE?

      You can partially or fully surrender the Policy for a portion or all of its cash value, less any applicable charges, any Indebtedness, and any due and unpaid Monthly Deductions. We assess an administrative charge equal to the lesser of $25 or 2% of the amount withdrawn for each partial surrender paid. We also assess a surrender charge for full surrenders. SEE "Surrenders" and "Charges and Deductions - Surrender Charges." Partial surrenders and related surrender charges will reduce your Policy's death benefit on a dollar for dollar basis. SEE "Changing Your Policy's Specified Amount" under "Death Benefits." Full surrenders will terminate the Policy. SEE "Tax Matters" for a discussion of the tax consequences of surrenders.


CAN I BORROW AGAINST THE POLICY'S CASH VALUE?

      Yes. You can borrow money from us by using your Policy as the sole security for the loan. The most you can borrow against your Policy is 85% of its cash surrender value. In some cases, we may reduce the amount you can borrow. Interest on any loan is payable in advance at the maximum annual interest rate of 6% (4.5% for preferred loans.). Lower rates may be available.

A loan, whether repaid or not, will have a permanent effect on the death benefit and cash value of your Policy. SEE "Loans."

WHAT WILL CAUSE THE POLICY TO LAPSE WITHOUT VALUE?

      Lapse will only occur when your cash value is insufficient to pay the Monthly Deduction plus any loan interest then due and we do not receive sufficient payment during the grace period. SEE "Lapse and Reinstatement."


WILL THE POLICY'S DEATH BENEFIT AND CASH VALUE BE TAXED?

      The Policy meets the definition of a "life insurance contract" under federal tax law. Therefore, the Policy's death benefit should be fully excludable from the beneficiary's gross income if paid by reason of the death of the Insured. In addition, any earnings on your investment in a Variable Fund Account should not be taxable to you while the Policy is in effect unless you surrender some or all of your Policy's cash value. We do not intend this discussion to be tax advice. You should consult with your own tax advisor before purchasing a Policy. SEE "Tax Matters."


DO I HAVE A "FREE LOOK" RIGHT TO EXAMINE THE POLICY?

      Yes. You may cancel the Policy within 10 days after receiving it, or such longer period as state law may require. USAA Life will refund the greater of your premium payments or the value of the Variable Fund Accounts as of the Date of Receipt of your cancellation request. SEE "Free Look Right."


                              POLICY INFORMATION

POLICY ISSUANCE

WHO MAY PURCHASE A POLICY

      Any individual of legal age in a state where the Policies may be lawfully sold can apply to purchase a Policy. However, we will not issue a Policy that insures a person who is over 80 years of age.

HOW TO PURCHASE A POLICY

      To obtain a Policy, you must complete an application and submit it, along with your initial premium payment (if required), to our Home Office. You also must provide us with satisfactory evidence of your insurability as part of the application or "underwriting" process. During the underwriting process, we will normally ask you to complete a medical examination so that we can assign you to an underwriting or "rate" class that we will use to determine your cost of insurance charges.

      After we complete our underwriting process, we will promptly notify you of our decision regarding your application. We reserve the right to reject any application for any reason. If we accept your application, the insurance coverage provided by your Policy will begin as of the Effective Date. We may, in our discretion, backdate the Effective Date of a Policy by up to six months prior to the date of your application, if by doing so the Insured's issue age, and hence your cost of insurance charges, would be lower. If we backdate a Policy, your initial premium must include sufficient premium to cover the backdating period. We will make Monthly Deductions for the period the Policy is backdated. You will not receive any investment performance for the backdating period.


EFFECTIVE DATE OF YOUR POLICY

      Insurance coverage begins on the Policy's Effective Date. We will need to receive your first premium payment to put your Policy into effect, unless the Specified Amount you are applying for, plus any other insurance you currently have with USAA Life, exceeds $500,000, in which case we will bill you. If you pay your first full premium with your Policy application and we issue the Policy as applied for, the Effective Date will ordinarily be the date we approve the application and issue your Policy.


PREMIUM PAYMENTS

METHODS OF PAYMENT

      We accept premium payments made by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "USAA Life Insurance Company" or "USAA Life." We also accept premium payments made by bank draft, by wire, or by exchange from another insurance company. All premium payments must be sent directly to our Home Office. You can also use our Automatic Payment Plan to have monthly premium payments automatically deducted from your bank account. For further information about how to make premium payments by these methods and any other method we may make available, please contact us by calling 1-800-531-8000.

AMOUNT AND FREQUENCY OF PAYMENTS

      You generally have the flexibility to determine the amount and frequency of your premium payments. You must, however, maintain sufficient cash value to keep your Policy in effect. SEE "Lapse and Reinstatement." In addition, you must observe the limitations described below.

      INITIAL PREMIUM PAYMENT. To issue a Policy, we generally require that you provide us with an initial premium payment equal to at least one full Planned Periodic Premium Payment, as specified in your Policy. If you have elected to use our Automatic Payment Plan, the minimum initial premium payment would equal two (2) monthly payments under the Plan.

      MINIMUM AND MAXIMUM PREMIUM PAYMENTS. Except for your initial premium payment, we do not require any minimum premium payment. However, at no time may the total amount of your premium payments exceed the maximum amount allowed by federal tax law, unless necessary to prevent lapse. We will monitor your premium payments to be sure that you do not exceed that limitation or inadvertently incur any tax penalties due to excess premium payments. If a premium payment would cause you to exceed the maximum amount allowed by federal tax law, we will refund the excess premium payment to you. We also may invite you to apply, subject to proof of insurability, to increase the Specified Amount of your Policy. For more information, please refer to "Tax Matters."


ALLOCATION OF PREMIUMS

      On your Policy application, you must specify how much of your Net Premium Payments you want to allocate to each Variable Fund Account. You can specify allocations in increments as small as 1/10th of one percent, provided that the total amount of your allocations equals 100%.

      PREMIUMS RECEIVED DURING THE APPLICATION PROCESS. We will hold your initial premium payment in our general account during the application process. During this time, we will not credit any earnings to you.

      PREMIUMS RECEIVED DURING FREE LOOK PERIOD. We will allocate your initial Net Premium Payment to the Money Market Variable Fund Account at the Account's Accumulation Unit value next computed on the date we accept your application. We will allocate any subsequent Net Premium Payment that you make during your Free Look Period to the Money Market Variable Fund Account at the Account's Accumulation Unit value next computed on the Date of Receipt of the payment. SEE "Calculating Your Cash Value in the Variable Fund Accounts." Your Net Premium Payments will remain in the Money Market Variable Fund Account for the Free Look Period plus five days. On the Valuation Date immediately following the end of that period, we will allocate your Net Premium Payments, plus any earnings, among the Variable Fund Accounts in accordance with the allocation instructions specified on your Policy application, at the Accumulation Unit value next computed on that Date.

      PREMIUMS RECEIVED AFTER FREE LOOK PERIOD. We will allocate Net Premium Payments that you make after your Free Look Period in accordance with the allocation instructions specified on your Policy application, unless you direct otherwise. We will credit your Net Premium Payments to the Variable Fund Accounts on the Date of Receipt at the Accumulation Unit value next computed on that Date.

      CHANGING YOUR ALLOCATIONS. You may change your allocation instructions at any time by telephone or by Notice to Us. There are no charges or fees for changing your allocation instructions. The allocation change will become effective with the first premium payment we receive on or following the Date of Receipt of your request.

PLANNED PERIODIC PREMIUM PAYMENTS

      You may, for convenience, choose to make planned periodic premium payments. Your Policy will show a schedule of planned periodic premium payments and, if you like, we will send you premium notices at quarterly, semi-annual, or annual intervals. To facilitate planned periodic premium payments, we also will accept monthly premium payments through our Automatic Payment Plan. You are not obligated to follow the schedule of planned periodic premium payments and failing to do so will not itself cause your Policy to lapse. Conversely, following the schedule will not guarantee that your Policy will remain in effect, unless you have made enough premium payments to qualify for the Guaranteed Death Benefit. SEE "Guaranteed Death Benefit."


ANNUAL TARGET PREMIUM PAYMENT

      We will use the Annual Target Premium Payment specified in your Policy to determine whether we will deduct a premium charge from your premium payments or a surrender charge if you fully surrender. SEE "Premium Charge" and "Surrender Charge" under "Charges and Deductions." We also will use the Annual Target Premium Payment to determine whether the Guaranteed Death Benefit applies. SEE "Guaranteed Death Benefit" under "Lapse and Reinstatement."


INVESTMENT OPTIONS

      Currently, you may invest, through the Separate Account, in up to 12 Funds. The Separate Account consists of 12 Variable Fund Accounts, seven of which correspond to Funds of USAA Life Investment Trust, three of which correspond to BT Insurance Funds Trust, and one each of which corresponds to a Fund of The Alger American Fund and Scudder Variable Life Investment Fund. You can invest in a Fund by allocating Net Premium Payments to the corresponding Variable Fund Account.

      A brief description of each Fund appears in the table below. For more information, including a discussion of potential investment and other risks, please refer to the accompanying prospectuses for the Funds.

                                      Investment Objective
FUND

USAA LIFE INVESTMENT TRUST

   MONEY MARKET FUND                Highest level of current income consistent
                                    with    preservation    of   capital   and
                                    maintenance of liquidity

   INCOME FUND                      Maximum  current income without undue risk
                                    to principal

   GROWTH AND INCOME FUND           Capital growth and current income

   WORLD GROWTH FUND                Long-term capital appreciation

   DIVERSIFIED ASSETS FUND          Long-term capital growth,  consistent with
                                    preservation of capital and balanced by current income

   AGGRESSIVE GROWTH FUND           Appreciation of capital

   INTERNATIONAL FUND               Capital  appreciation  with current income
                                    as a secondary objective


THE ALGER AMERICAN FUND

   Growth Portfolio                 Long-term capital  appreciation


SCUDDER VARIABLE
LIFE INVESTMENT FUND

   Capital Growth Portfolio -       Maximize  long-term  capital growth from a
   Class A shares                   portfolio  consisting  primarily of equity
                                    securities


BT INSURANCE FUNDS TRUST            To  replicate  as closely as possible  the
   Equity 500 Index Fund            performance  of the  Standard & Poor's 500
                                    Composite Stock Price Index before the deduction of Fund expenses.

   Small Cap Index Fund             To  replicate  as closely as possible  the
                                    performance of the Russell 2000 Index before the deduction of Fund expenses.

   EAFE(R) Equity Index Fund        To  replicate  as closely as possible  the
                                    performance of the Morgan Stanley  Capital
                                    International Europe,  Australia, Far East
                                    (EAFE) Index before the deduction of Fund expenses.

ADDITIONS OR CHANGES TO INVESTMENT OPTIONS

      We may, from time to time, make additional Funds or Mutual Funds available as investment options through corresponding Variable Fund Accounts. We may do so when, for example, we believe marketing or investment conditions warrant.

      We also reserve the right, subject to compliance with applicable law, to change the Funds that are or may be available as investment options. We may, for example, eliminate or merge one or more Funds or substitute the shares of a Fund for those of another Fund or Mutual Fund. We may do so, in our sole discretion, if in our judgment further investment in any Fund would be inappropriate in view of the purposes of the Policies. We will give you written notice of the addition, elimination, merger, or substitution of any Fund as required by law. In any event, the Separate Account may purchase other securities for other classes of policies.

      In the event of any substitution or other change, we may, by appropriate endorsement, make any changes in your Policy and any future policies as may be necessary or appropriate to reflect the substitution or change. Also, we may operate the Separate Account as a management company, we may deregister it with the SEC in the event such registration is no longer required, or we may combine it with other USAA Life separate accounts.


VOTING PRIVILEGES

      From time to time, a Fund may seek shareholder approval on certain matters. Each Variable Fund Account is a shareholder of the corresponding Fund in which it invests. As the depositor of the Variable Fund Accounts, we are entitled to vote the shares held by the Accounts. However, in our view, applicable law currently requires us to vote the shares held by our Variable Fund Accounts in accordance with instructions that we receive from Owners who have a voting interest in the Funds. We presently intend to do so. We also will vote shares on which we have received no instructions, as well shares that we own that are not attributable to Policies, in the same proportion as we vote shares for which we have received instructions. If, however, applicable law changes or our view of the law changes, we may elect to vote the Fund shares in our own right.

      The number of Fund shares for which you may provide instructions depends on your cash value in each corresponding Variable Fund Account, determined as of the record date established by the Fund for determining shareholders. SEE "Cash Value." We will send you voting instruction forms and related materials at the appropriate time.

      We may disregard your voting instructions under certain circumstances permitted by applicable law. In the event we disregard voting instructions, we will include a summary of that action and the reasons for such action in the next report to Owners.

SPECIAL CONSIDERATIONS

      Each Mutual Fund offers its shares to separate accounts of unaffiliated life insurance companies to fund benefits under variable annuity contracts and variable life insurance policies. We do not foresee any disadvantage to Owners arising out of these arrangements. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various purchasers of contracts and policies to conflict. For example, violation of the federal tax laws by one separate account investing in a Mutual Fund could cause the contracts or policies funded through another separate account to lose their tax-deferred status, unless remedial action were taken. If a material irreconcilable conflict arises between separate accounts, a separate account may be required to withdraw its participation in a Mutual Fund. If it becomes necessary for any separate account to replace shares of a Mutual Fund with another investment, the Mutual Fund may have to liquidate portfolio securities on a disadvantageous basis. At the same time, each Mutual Fund and USAA Life are subject to conditions imposed by the SEC that are designed to prevent or remedy any conflict of interest. In this connection, the Board of Trustees of each Mutual Fund has the obligation to monitor events in order to identify any material irreconcilable conflict that may possibly arise and to determine what action, if any, should be taken to remedy or eliminate the conflict.


POLICY LAPSE AND REINSTATEMENT

LAPSE

      Your Policy will lapse at any time that your Policy cash value is insufficient to pay the Monthly Deduction and any loan interest then due, unless you have paid enough premiums to qualify for the Guaranteed Death Benefit. SEE "Guaranteed Death Benefit."


GRACE PERIOD

      You have a grace period during which to provide us with sufficient payment to keep your Policy in force. The grace period will begin on any Monthly Anniversary when your Policy cash value is insufficient to cover the Monthly Deduction and any loan interest then due for the following month and any loan interest then due. We will notify you, and any assignee of record, of the date the grace period expires and of the premium necessary to continue the Policy in effect. During the grace period, you must submit enough premium to cover three (3) Monthly Deductions and any loan interest due. The grace period is 61 days long and begins on the date we send notice to you.

      If you fail to pay the necessary premium within the grace period, all insurance, including benefits provided by rider, terminates. If the Insured dies during the grace period, we will pay the death benefit, less any due and unpaid Monthly Deductions and any loan interest due, to your beneficiary. We will not refund any cash value remaining in the Policy at the beginning of the grace period during the grace period or at lapse.

GUARANTEED DEATH BENEFIT

      You have the option to pay planned periodic premium payments based on the Annual Target Premium Payment specified in your Policy. If on any Monthly Anniversary during your first five (5) Policy Years the total premium you have paid, less any partial surrenders, is equal to or greater than the Annual
Target Premium Payment specified in your Policy, adjusted to reflect the number of Monthly Anniversaries that have occurred since the Policy's Effective Date, then we guarantee that your Policy will not lapse, even if the cash surrender value is insufficient to pay for the Monthly Deduction and any loan interest then due. The guarantee death benefit is only available during the first five (5) Policy Years.

      To illustrate how the guaranteed death benefit works, let's assume your Annual Target Premium Payment is $2,000. If you have paid an amount equal to three and a half Annual Target Premium Payments or $7,000, your Policy will not lapse, during the first three and a half Policy Years, even if your cash surrender value on any Monthly Anniversary during that period is insufficient to pay your Monthly Deduction and any loan interest then due. The same would be true on any Monthly Anniversary thereafter, until the fifth Policy Year, provided you have met the then applicable Annual Target Premium Payment requirements. Conversely, if you have not met the applicable Annual Target Premium Payment requirements on any Monthly Anniversary, the guaranteed death benefit would not apply and your Policy would lapse if your cash surrender value is insufficient to pay your Monthly Deduction and any loan interest then due.

      If you change your Policy's Specified Amount within the first five (5) Policy Years, we will declare a new Annual Target Premium Payment and use it to determine whether the Guaranteed Death Benefit applies.


REINSTATEMENT

      You may reinstate a lapsed Policy within five (5) years from the date of lapse and before the Policy's maturity date. We will require the following for reinstatement:

      1.    A completed application for reinstatement;

      2.    Proof of insurability satisfactory to USAA Life;

      3. Payment of premium sufficient to pay the estimated Monthly Deductions for at least the three (3) Policy months beginning with the effective date of reinstatement; and

      4.    Payment of, or agreement to reinstate, any Policy Indebtedness.

      The effective date of the reinstated Policy will be the Monthly Anniversary on or before approval date of reinstatement.

      Upon reinstatement, we will reinstate your Policy's death benefit to the Specified Amount in effect at lapse, less, if applicable, any reinstated Indebtedness. Your Policy's initial reinstated cash value will be the net reinstated premium less the Monthly Deduction for the month following the effective date of the reinstatement plus, if applicable, any reinstated Indebtedness plus any interest earnings credited to the loan collateral held in the general account. You will not receive any past performance during the grace period.

      One advantage of reinstating a lapsed Policy is that the first-year-only administrative charge will not be repeated if it has already been paid. A possible disadvantage of reinstatement is that any Policy Indebtedness must be paid or reinstated.


CHARGES AND DEDUCTIONS

PREMIUM CHARGE

      We deduct a 3% premium charge from each premium we receive to compensate us for sales charges and taxes. The resulting Net Premium Payment is the amount we allocate to the Variable Fund Accounts that you select.

      We will deduct the premium charge from all of your premium payments until the gross amount of premium payments we receive exceeds the sum of the Annual Target Premium Payments payable over 10 years. If you increase or decrease the Specified Amount, we will calculate a new Annual Target Premium Payment for you and use it to and determine whether the premium charge applies.

      To illustrate how this charge works, if your Annual Target Premium Payment is $2,000, we would no longer deduct the premium charge once you have paid in premiums of $20,000 ($2,000 per Policy Year for 10 years).


MONTHLY DEDUCTIONS

      On your Policy's Effective Date, and each Monthly Anniversary thereafter, we will deduct certain monthly charges from your Policy's cash value. SEE "Deduction of Charges." The Monthly Deduction will include your cost of insurance charges, charges for any optional insurance benefits provided by rider, an administrative charge, and a maintenance charge, as described below.

      COST OF INSURANCE CHARGES. Your monthly cost of insurance charges will depend on a number of variables, including the Specified Amount of insurance coverage and death benefit option you select (both of which affect the net amount at risk to us), your cost of insurance RATE (which is based on the Insured's age, sex, and rate class), and the investment experience of your cash value in the Variable Fund Accounts. For more information on how we determine your cost of insurance charges, SEE "Calculating Your Cost of Insurance."

      CHARGES FOR OPTIONAL INSURANCE BENEFITS. The Monthly Deduction will include charges for any optional insurance benefits added to the Policy by rider. SEE "Optional Insurance Benefits."

      ADMINISTRATIVE CHARGE (FIRST POLICY YEAR ONLY). During your first twelve Policy months only, we will deduct a monthly administrative charge of $10. This charge compensates us for start-up administrative expenses that we incur in issuing your Policy. These expenses include, for example, the cost of processing your application, conducting a medical examination, determining insurability and rate class, and establishing Policy records. The investment advisers or other affiliates of certain Mutual Funds reimburse USAA Life for the cost of administrative services provided to the Funds as investment options under the Policies. Compensation is paid out of fee earnings, based on a percentage of a Fund's average net assets attributable to a Policy.

      RECURRING MAINTENANCE CHARGE. The Monthly Deduction will include a recurring maintenance charge of $5. This charge compensates us for the recurring administrative expenses related to the maintenance of your Policy and of the Separate Account. These expenses include, for example, premium notices and collection, recordkeeping, processing death benefit claims, Policy changes, reporting, and overhead costs. This charge is guaranteed not to increase during the life of the Policy.


SEPARATE ACCOUNT CHARGES

      We deduct certain charges on a daily basis as a percentage of the value of each Variable Fund Account of the Separate Account. These charges have the affect of reducing your Policy's cash value.

      MORTALITY AND EXPENSE CHARGE. We assess a daily charge of .00204% (equal to 0.75% annual rate) against the values of each Variable Fund Account for mortality and expense risks that we assume under the Policies. We guarantee that this charge will not increase during the life of your Policy. The mortality risk that we assume is that Insureds may live for a shorter period of time than we estimate and, thus a greater amount of death benefits than expected will be payable. The expense risk we assume is that expenses incurred in issuing and administering the Policies will be greater than we estimate.

      FEDERAL INCOME TAX CHARGE. Currently, we make no charge against the Separate Account for federal income taxes that may be attributable to the Separate Account. We may, however, make such a charge in the future, should it be necessary. We also may make charges for other taxes, if any, attributable to the Separate Account. SEE "Tax Matters."


TRANSFER CHARGES

      We assess a $25 charge for each cash value transfer between Variable Fund Accounts in excess of six (6) per Policy Year. SEE "Transfers of Cash Value" and "Deduction of Charges."

SURRENDER CHARGES

      PARTIAL SURRENDER CHARGE. For each partial surrender of cash value, we assess a charge equal to the lesser of $25 or 2% of the amount withdrawn. SEE "Surrenders" and "Deduction of Charges."

      FULL SURRENDER CHARGE. For full surrenders prior to the end of the 10th Policy Year, we assess the surrender charge described below. The purpose of the surrender charge is to compensate us for the expenses we incur in distributing the Policies. The amount of the surrender charge will equal a percentage of the Annual Target Premium Payment specified in your Policy, regardless of the amount of premiums you actually pay. SEE "Annual Target Premium Payment." The applicable percentage depends on when you surrender. As shown in the table below, the applicable percentage declines each Policy Year to 0% after the 10th Policy Year.


           SURRENDER CHARGE AS A % OF ANNUAL TARGET PREMIUM PAYMENT
Policy  Year     1      2      3      4      5      6      7      8      9      10     11+
Applicable %     50%    45%    40%    35%    30%    25%    20%    15%    10%     5%     0%


      To illustrate how the surrender charge works, if your Annual Target Premium Payment is $2,000 and you surrendered your Policy in full during the first Policy Year, the surrender charge would be determined by multiplying 50% times $2,000 = $1,000. Thus, in this example the surrender charge would be $1,000.

      If you increase or decrease your Policy's Specified Amount within the first 10 Policy Years, we will declare a new Annual Target Premium Payment for you, which we will use to determine the surrender charge.


OTHER CHARGES

      The Variable Fund Accounts purchase shares of the Funds at the net asset value of the shares. The net asset value reflects the investment management fees and other expenses already deducted from each Fund's assets. These fees and other expenses appear under "The Policy At a Glance." Please refer to the accompanying prospectuses for the Funds for more information on these fees and expenses.


DEDUCTION OF CHARGES

      Unless you direct otherwise, we will deduct the Monthly Deduction, any partial surrender charge, and any transfer charge from your cash value in each Variable Fund Account in proportion to the amount you have invested in each

Account. You may, at any time, change how we deduct your charges by submitting a Notice to Us.


DEATH BENEFIT

      The Policy offers two death benefit options, Option A and Option B, which you select on your Policy application.

      If you select OPTION A, your death benefit will be the greater of (i) your Policy's Specified Amount or (ii) the Minimum Amount Insured (which is a specified percentage of your cash value based on the Insured's age). SEE "Minimum Amount Insured."

      If you select OPTION B, your death benefit will be the greater of (i) your Policy's Specified Amount PLUS your cash value or (ii) the Minimum Amount Insured. SEE "Minimum Amount Insured."

      Under either option, we will reduce the amount of death benefit we pay by the amount of any outstanding Indebtedness and any due and unpaid Monthly Deductions. SEE "Payment of Policy Benefits." Please note that partial surrenders and related surrender charges also will reduce the amount of your death benefit. SEE "Changing Your Policy's Specified Amount."


CHOOSING BETWEEN OPTION A AND OPTION B.

      Both Option A and Option B provide insurance protection and the opportunity to build your cash value. When choosing between Option A and Option B, one way to differentiate the two may be to think of Option A as emphasizing potential cash value growth and Option B as emphasizing potential death benefit growth, as explained below.

      Under Option A, any cash value you build will decrease the net amount at risk to us relative to the amount of death benefit we must pay if the Insured dies. As a result, all other things being equal, your cost of insurance charges generally will be lower under Option A than under Option B for the same Specified Amount. With lower monthly cost of insurance charges, more of your cash value can remain invested in the Variable Fund Accounts, thereby enabling you to build potential cash value faster than you could if you were paying the higher charges under Option B. There is, however, no minimum guaranteed cash value, which means you bear the entire investment risk that your cash value could fall to zero. SEE "Cash Values."

      Under Option B, unlike Option A, any cash value you build will increase the amount of your death benefit. As a result, all other things being equal, your death benefit under Option B generally will be greater than your death benefit under Option A for the same Specified Amount.

ILLUSTRATIONS OF OPTION A AND OPTION B

      To illustrate the differences between Option A and Option B, let's assume that the Insured is less than 40 years old, that your Policy's Specified Amount is $100,000, that you have no loan or outstanding Monthly Deductions, and that your Policy cash value is $25,000.

      Under Option A, your death benefit would be the greater of $100,000 and the Minimum Amount Insured. Under Option B, your death benefit would be the greater of $125,000 ($100,000 plus $25,000) and the Minimum Amount Insured.

      Under both Options, the death benefit would be higher than the Minimum Amount Insured, which would be $62,500, in this example. (The Minimum Amount Insured is calculated by multiplying the cash value by a specific percentage prescribed by the Internal Revenue Code. In this example, the prescribed percentage would be 250%. Different percentages apply at different ages, and generally decline as you get older. SEE "Minimum Amount Insured.")

      Now let's assume that instead of $25,000 your cash value is $50,000. The Minimum Insured Amount would be $125,000 (250% times $50,000). Under Option A, your Minimum Insured Amount would be greater than the Specified Amount. As a result, your death benefit would be $125,000. On the other hand, under Option B, your death benefit ($150,000) would be higher than the Minimum Amount Insured ($125,000).


CHANGING YOUR DEATH BENEFIT OPTION

      After the death benefit option you selected on your Application has been in effect for one Policy Year, you may change it by sending Notice to Us. The new death benefit option also must remain in effect for one Policy Year before we will allow another change. There is no charge or fee for changing the death benefit option. The change will become effective on the Monthly Anniversary on or following the date we approve the change.

      If you change your death benefit from Option A to Option B, your Policy's new Specified Amount will be the old Specified Amount DECREASED by your Policy's cash value (excluding the amount of any outstanding Indebtedness) next determined on the Date of Receipt of your Notice to Us. We will not allow this change if it would result in a Specified Amount that is less than the minimum Specified Amount of $50,000 ($25,000 for Insureds less than 18 years of age). Changing from Option A to Option B will require proof of insurability, if you wish your Policy's new Specified Amount under Option B to be the same as the old Specified Amount under Option A.

      If you change your death benefit option from Option B to Option A, your Policy's new Specified Amount will be the old Specified Amount INCREASED by your Policy's cash value (excluding the amount of any outstanding Indebtedness) next determined on the Date of Receipt of your Notice to Us. Changing from Option B to Option A does not require proof of insurability, unless you make changes in your Policy's Specified Amount or elect optional benefits available by rider.

      A change in death benefit option will affect your cost of insurance. SEE "Calculating Your Cost of Insurance." We will recalculate the maximum premium limitation following a change in death benefit option. SEE "Minimum Amount Insured" under "Calculating Your Cost of Insurance."


CHANGING YOUR POLICY'S SPECIFIED AMOUNT

      Within certain limits, you may increase or reduce your Policy's Specified Amount. A change in Specified Amount may increase or decrease your cost of insurance charges. SEE "Calculating Your Cost of Insurance." A change in the Specified Amount also may have tax consequences. SEE "Tax Matters." Changes in Specified Amount do not necessarily require changes in planned periodic premiums. SEE "Planned Periodic Premium Payments." We will recalculate the maximum premium limitations following an increase or decrease in Specified Amount. SEE "Premium Payments" and "Tax Matters."

      The minimum amount by which you can increase your Policy's Specified Amount is $25,000. You must apply in writing and we will require satisfactory proof of insurability. The change will become effective on the Monthly Anniversary on or following the date we approve the increase. Your rights to cancel your Policy do not apply to increases in Specified Amount.

      We will not allow a reduction (other than that resulting from a partial surrender of cash value under Option A) that results in a Specified Amount that is less than $50,000 ($25,000 if the Insured is less than 18 years of age), nor will we allow a reduction that would cause your Policy not to qualify as life insurance for federal tax law purposes. Requests for reduction must be in writing. For purposes of determining your cost of insurance charge, we will apply any reduction to any increases in the Specified Amount in the reverse order in which they occurred. The change will become effective on the Monthly Anniversary on or following the Date of Receipt of your request.

      Partial surrenders will reduce your Policy's death benefit on a dollar for dollar basis unless the death benefit is the Minimum Amount Insured, in which case your death benefit will be reduced by a multiple of the amount surrendered. Under death benefit Option A, the Specified Amount and the cash value will be reduced by the amount of the partial surrender. Under death benefit Option B, only the cash value portion of the death benefit will be reduced by the amount of the partial surrender.


OTHER POLICY BENEFITS

OPTIONAL INSURANCE BENEFITS

      Subject to certain underwriting or issue requirements, you may add one or more of the following optional insurance benefits to your Policy by rider. The rider's description in this Prospectus is subject to the specific terms of the rider as each contains definitions, contractual limitations, and conditions. We will deduct the cost of any optional insurance benefits as part of the Monthly Deduction. SEE "Monthly Deductions."

      ACCELERATED BENEFITS FOR TERMINAL ILLNESS RIDER. This rider provides for an early benefit payment to you upon receipt of proof that the Insured is terminally ill (as defined in the rider). The rider is not available in all states. The maximum amount you may receive under the rider prior to the Insured's death is 50% of the then current death benefit payable under the Policy (excluding any rider benefits and reduced by any Indebtedness) or, if less, $250,000 under all life insurance policies that we and our affiliates have issued on the Insured. We will deduct the amount of any Indebtedness from the amount of the early payment. The early payment, plus interest on the payment, and any unpaid Monthly Deductions will become a "lien" against all future Policy benefits. We will continue to charge interest on the early payment until the Insured's death. If at any time the amount of the lien, plus any Indebtedness, exceeds your Policy's then current death benefit, the Policy will terminate without further value. The cash surrender value of the Policy also will be reduced by the amount of the lien.

      ACCIDENTAL DEATH BENEFIT RIDER. This rider provides an additional life insurance benefit if the Insured's death results from accidental bodily injury (as defined in the rider).

      CHILDREN TERM LIFE INSURANCE RIDER. This rider provides level term life insurance on the lives of the Insured's children (as defined in the rider).

      EXTENDED MATURITY DATE RIDER. This rider permits you to extend your Policy's maturity date beyond what it otherwise would be (I.E., the Monthly Anniversary following the Insured's 100th birthday). The death benefit during the extended maturity period will be your Policy's cash value less any Indebtedness. Cost of insurance charges do not apply during this period, though we will assess a maintenance charge. Extension of the maturity date is subject to all of the terms and conditions of the Policy, except where they are inconsistent with the rider. Extending the maturity date of your Policy beyond the Insured's age 100 may result in the current taxation of any increases in your Policy's cash value that result from investment experience in the Variable Fund Accounts. You should consult a qualified tax adviser before making such an extension.

      WAIVER OF MONTHLY DEDUCTION RIDER. This rider waives your Monthly Deduction during periods of total and permanent disability of the Insured, but only if the Insured has been totally and permanently disabled (as defined in the rider) for at least six consecutive months. We will not deduct the amount of any Monthly Deduction waived under this rider from the cash value proceeds payable upon maturity of your Policy, or the death benefit proceeds payable if the Insured dies before the Policy matures. If Option A is in effect when we approve a claim under the rider, we will change your death benefit option from Option A to Option B as of the Monthly Anniversary after the disability began. While we are paying benefits under the rider, you may not increase your Policy's Specified Amount. Please note that the rider does not apply to interest under your Policy loans. As a result, it is possible that your Policy could lapse for nonpayment of loan interest.

      If you would like further information about the optional insurance benefits available under your Policy, please contact us at 1-800-531-8000. Please note that adding or deleting riders, or increasing or decreasing coverage under the riders, can have tax consequences. SEE "Tax Matters." You should consult a qualified tax adviser.


BENEFITS AT MATURITY

      If the Insured is living, we will pay the cash value of your Policy, less any Indebtedness, when your Policy matures. All Policies will mature on the Monthly Anniversary following the Insured's 100th birthday unless extended by rider.


PAYMENT OF POLICY BENEFITS

PAYMENT OF DEATH BENEFIT

      As long as your Policy has not terminated due to lapse, maturity, or full surrender, we will pay your Policy's death benefit to your beneficiary. We will usually pay the death benefit within seven (7) days after we receive Proof of Death and all other appropriate requirements necessary to make payment are met. We will determine the cash value portion of the death benefit as of the Valuation Date immediately following the date of death. We will pay the death benefit upon receipt of Proof of Death in cash or under one or more of the payment options you have selected in advance. If you have not selected a payment option, your beneficiary may select the payment option prior to the Insured's death. We may postpone payment of the death benefit in certain circumstances. SEE "Postponement of Payments."


PAYMENT OF MATURITY BENEFIT

      If your Policy matures before the Insured dies, we will normally pay you the cash value of your Policy within seven days after the Valuation Date on which the Policy matures. We may postpone payments in certain circumstances. SEE "Postponement of Payments."

      We will reduce the cash value by any Indebtedness and any due and unpaid Monthly Deductions. These proceeds will be increased by any applicable additional optional insurance death benefits provided by rider and will also include interest accrued from the date of death to the payment date.


DEATH BENEFIT PAYMENT OPTIONS

      We will pay the death benefit in a lump sum or under one of the payment options below. During the Insured's lifetime, you may select a payment option. If the Insured dies and you have not chosen a payment option, your beneficiary can choose a payment option. If you have selected a payment option before the Insured's death, your beneficiary may not change that option after the

Insured's death. Proceeds applied under a payment option will no longer vary by the investment experience of the Variable Fund Accounts.

      The nature and timing of your choice of payment option can effect the tax consequences to you or your beneficiary. You should consult your tax adviser.

      INTEREST ONLY OPTION. The Policy's principal amount may be left on deposit with USAA Life for a mutually determined fixed period, not to exceed 30 years. We will make interest payments at mutually determined regular intervals. The principal amount will earn interest at a minimum rate of 3% compounded annually. At the end of the fixed period, we will pay the principal amount as agreed.

      INSTALLMENTS FOR A FIXED PERIOD OPTION. Under this option, we will pay the principal amount plus interest in equal or unequal installments, as mutually agreed upon, for a specified number of years (not more than 30), as mutually agreed upon. The amount of the installments will not be less than that shown in the Table of Guaranteed Payments contained in your Policy.

      INSTALLMENTS OF A FIXED AMOUNT OPTION. Under this option, we will pay the principal amount plus interest in equal or unequal installments, as mutually agreed upon, until the amount applied, together with interest on the unpaid balance, is paid in full.

      OTHER OPTIONS. We will apply the sum under any other option mutually agreed upon.

      Any arrangements involving more than one payment option, or involving a Beneficiary that is not a natural person (E.G, a corporation) or who is a fiduciary (e.g., a trustee) are subject to our approval. In addition, the details of the arrangements are subject to our rules in effect at the time the arrangements take effect.


CASH VALUE

      Your Policy's cash value will vary on a daily basis with the investment experience of the Variable Fund Accounts to which you have allocated your Net Premium Payments. Your Policy's cash value also will vary to reflect various Policy transactions, such as additional premium payments, partial surrenders, and Policy loans, and to reflect applicable charges and deductions. YOUR POLICY DOES NOT PROVIDE A MINIMUM GUARANTEED CASH VALUE, WHICH MEANS YOU BEAR THE ENTIRE INVESTMENT RISK THAT YOUR CASH VALUE COULD FALL TO ZERO.

      On your Policy's Effective Date, your cash value will equal your Net Premium Payments, less the Monthly Deduction for the following Policy month. Thereafter, your cash value on any Valuation Date will equal the sum of your Policy's cash values invested the Variable Fund Accounts plus, if applicable, any cash values transferred from the Separate Account to our general account to secure any Policy loan, plus any interest earnings credited to the loan account values, less the amount of any outstanding Indebtedness, and less any Monthly Deductions, transfer charges, and partial surrender charges applied through that date. SEE "Loans."

CALCULATING YOUR CASH VALUE
IN THE VARIABLE FUND ACCOUNTS

      When you invest in a Variable Fund Account, you are purchasing units of interest or "Accumulation Units" ("units") of that Account. You purchase units at their price next determined on any given Valuation Date following the receipt of your payment. Therefore, on any given Valuation Date, you can calculate the value of your investment in a Variable Fund Account by multiplying the number of units of each Variable Fund Account credited to your Policy by the price of the units on that Date.

      We determine the number of units to credit to you by dividing (i) the Net Premium Payments you allocate to a Variable Fund Account by (ii) that Variable Fund Account's price per unit or "unit value" on the Valuation Date we receive your payment. Certain transactions will affect the number of units in a Variable Fund Account credited to you. Net Premium Payments will increase the number of full or fractional units. Loans, partial or full surrenders, surrender fees, transfer charges, and Monthly Deductions involve redemption of full or fractional units and will decrease the number of units. In addition, transfers of cash value among Variable Fund Accounts will decrease the number of units in the Variable Fund Accounts from which cash value is transferred and increase the number of units in the Variable Fund Accounts to which cash value is transferred.

      Each Variable Fund Account's units are valued separately. Initially, the unit value of all units in each Variable Fund Account was set at the prices shown in the table below.


 Variable Fund Account                          Unit Value as of May 1, 1998
 ---------------------                          ----------------------------
 USAA Life Money Market
 USAA Life Income
 USAA Life Growth And Income
 USAA Life World Growth
 USAA Life Diversified Assets
 USAA Life Aggressive Growth
 USAA Life International
 Alger American Growth
 Scudder VLIF Capital Growth
 BT Equity Index
 BT Smallcap Index
 BT EAFE(R) Equity Index


      Thereafter, the unit value of a Variable Fund Account on any Valuation Date is calculated by adjusting the unit value from the previous Valuation Date for: (1) the investment performance of the corresponding Fund, (2) any dividends or distributions paid by that Fund, (3) the Separate Account charges that we assess (SEE "Separate Account Charges").

      To find out daily what your cash value is, including the value and number of units of each Variable Fund Account credited to your Policy, please call us at 1-800-531-8000.


TRANSFER OF CASH VALUE

      Except during the first 30 days after your Policy becomes effective, you may transfer all or part of the cash value in any Variable Fund Account to any other Variable Fund Account of the Separate Account, up to six (6) times per Policy Year, without charge. Each transfer thereafter is subject to a $25 charge.

      The minimum amount you can transfer from any Variable Fund Account is $250 (or the remaining cash value in the Variable Fund Account value if less). A transfer will result in the redemption or purchase (or both) of units of the Variable Fund Accounts involved. You may request a transfer by telephone or by Notice to Us. We will effect the transfer using the Variable Fund Account unit values next computed following the Date of Receipt of your request, unless a postponement of payments is in effect. SEE "Postponement of Payments."

      We reserve the right, at any time, to terminate, suspend, or modify these transfer privileges.


LOANS

      After your first Policy Year, you may borrow money from USAA Life by using your Policy as the sole security for the loan. The amount that you may borrow is the "loan value." The maximum loan value is 85% of your cash surrender value.

      You may request a loan by telephone or by Notice to Us, but you must obtain the written consent of all assignees and irrevocable beneficiaries, if any, before we can make the loan.

      We will usually pay you the loan proceeds within seven (7) days after the Date of Receipt of your loan request, unless a postponement of payments is in effect. SEE "Postponement of Payments."


LOAN COLLATERAL

      When you take a loan, we will transfer an amount equal to the loan from your cash value in the Variable Fund Accounts to our general account. We make this transfer of "loan collateral" to secure your loan. You may specify the Variable Fund Accounts from which you want us to withdraw the loan collateral. If you do not so specify, we will withdraw the loan collateral from the Variable Fund Account in proportion to the amount you have invested in each Account. While a loan is outstanding, we will credit the loan collateral on a daily basis with interest at an effective annual rate of 4%.

LOAN INTEREST

      We will charge you interest on your loan at a maximum annual rate of 6% payable in advance. We have the option of charging less. For Policies that have been in effect more than 10 Policy Years and if the Insured is age 55 or older, we charge interest at a maximum annual "preferred loan" rate of 4.5% payable in advance. We have the option of charging less for a preferred loan. The entire amount of interest on your loan balance for each Policy Year is payable in advance at the commencement of the loan and at the beginning of each Policy Year thereafter. We will automatically deduct the interest from the Variable Fund Accounts in the same proportion as the loan amount was withdrawn from the Accounts. If you have insufficient cash value in the Variable Fund Accounts to pay the interest, we will add the amount of any unpaid interest to your loan principal, and subject it to the same rate of interest as the principal. Because interest is paid in advance, loan repayments during a Policy Year may result in an overpayment of interest. We will credit any overpayment of interest to you on the date of any loan repayment.


REPAYMENT OF INDEBTEDNESS

      You may repay your Indebtedness (I.E., loans and any unpaid interest) in full or in part at any time before the Insured's death and while the Policy is in effect. If not repaid, we will deduct the Indebtedness from any death benefit, maturity benefit, or surrender payable under the Policy.

      You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. You may direct how you want your loan repayment to be allocated among the Variable Fund Accounts. If you do not specify an allocation, we will allocate your loan repayment to the Variable Fund Accounts in the same proportion as each Account's value has to the total cash surrender value of your Policy.


EFFECT OF POLICY LOANS

      A loan will reduce the cash value of the Variable Fund Accounts from which it is deducted. Thus, the amount loaned will not share in the investment experience of the Variable Fund Accounts. Therefore, a loan, whether repaid or not, will have a permanent effect on the cash value of the Policy.

      Loan values will be determined as of the Date of Receipt of the loan request. For situations where a Policy loan may be treated as a taxable distribution, SEE "Tax Matters."


SURRENDERS

      You may fully or partially surrender your Policy for all or part of its cash value to the extent described below. We will determine the cash value of the surrendered amount as of the Date of Receipt of your request for surrender. There may be tax consequences in connection with a full or partial surrender. See "Tax Matters." You must obtain the written consent of all assignees or irrevocable beneficiaries, if any, before we will process any request for surrender.

      We will effect any surrenders using the Variable Fund Account unit values next computed following the Date of Receipt of your Notice to Us or, in the cash of partial surrenders, your telephone request. In certain circumstances, we may postpone the payment of surrenders. SEE "Postponement of Payments."


FULL SURRENDERS

      At any time before the Insured's death and while the Policy is still in effect, you may surrender your Policy for its entire cash surrender value by sending Notice to us. We may require the return of the Policy. We also may assess a surrender charge. SEE "Surrender Charges." We sometimes refer to the net amount you would receive as the Policy's "cash surrender value." Your Policy and all insurance will terminate on the Date of Receipt of your Notice to Us.


PARTIAL SURRENDERS

      After your first Policy Year and while your Policy is still in effect, but before the Insured's death, you may surrender a portion of your Policy for cash. You may direct how you would like us to withdraw a partial surrender from your cash value in the Variable Fund Accounts. If you do not specify a withdrawal allocation, we will withdraw the partial surrender from the Variable Fund Accounts in the same proportion as your cash value in each Account. We will assess an administrative processing fee equal to the lesser of $25 or 2% of the amount withdrawn. SEE "Surrender Charges" and "Deductions for Charges." You may request a partial surrender by telephone or by Notice to Us.

      Partial surrenders and related surrender charges will reduce your death benefit. SEE "Changing Your Policy's Specified Amount" under "Death Benefit."


TELEPHONE TRANSACTIONS

      You may submit requests to change your premium payment allocation, requests for partial surrenders, requests for loans, and requests for transfers of cash value among Variable Fund Accounts made by telephone. We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and only if we do not, will we be liable for any losses because of unauthorized or fraudulent instructions. We will obtain information prior to any discussion regarding your Policy including, but not limited to:
(i) your USAA number or Policy number, (ii) your name, and (iii) your social security number. In addition, we will record all telephone communications with you and will send confirmations of all transactions to your address. Your Policy automatically authorizes you to make telephone transactions, subject to our right to modify, suspend, or discontinue this telephone transaction privilege at any time without prior notice.

FREE LOOK RIGHT

      You may cancel your Policy within 10 days after receiving it, or such longer period as state law may require by returning the Policy to us along with a written request for cancellation. Upon its return, we will refund the greater of your premium payments or the value of the Variable Fund Accounts as of the Date of Receipt of your written request to cancel, plus any premium charge, Monthly Deduction, and mortality and expense charge that we deducted.


POSTPONEMENT OF PAYMENTS

      We may postpone payments of partial surrenders, full surrenders, Policy loans, maturity benefits, death benefits, and Variable Fund Account transfers beyond seven (7) days whenever:

      1.    the New York Stock Exchange is closed,

      2. the SEC, by order, permits postponement for the protection of Policy Owners, or

      3.    the  SEC  requires   trading  to  be  restricted  or  declares  an
            emergency.

      We reserve the right to defer payment of any partial and full surrender or Policy loans that would be derived from a premium payment made by a check that has not cleared the banking system.


                            MORE POLICY INFORMATION

OWNERS AND BENEFICIARIES

OWNERS

      If you are the Owner of the Policy, the rights and privileges of the Policy during the lifetime of the Insured belong to you. Generally, the Owner is also the Insured, unless a different Owner is designated in the application or at a later date.

      SUCCESSOR OWNER. As Owner, you may designate a successor Owner. If you die without designating a successor Owner, ownership of the Policy will pass to your estate.

      CHANGE OF OWNERSHIP. As Owner, you may change ownership of your Policy, at any time, during the Insured's lifetime, by submitting Notice to Us. After we receive your Notice to Us, the change will take effect on the Date of Receipt of the request. A change of ownership is subject to the rights of an assignee of record and those of any irrevocable beneficiary. We are not be responsible for any payments made or actions taken before we receive your Written Request.

      COLLATERAL ASSIGNMENT. As Owner, you may assign the Policy as collateral security by submitting a Notice to Us. You will need to obtain the written consent of any irrevocable beneficiaries and assignees of record before we recognize any assignment; however, a collateral assignment takes precedence over the interest of a revocable beneficiary. The assignment will take effect as of the date we receive your Notice to Us. We are not responsible for the validity or effect of any collateral assignment, nor are we responsible for any payment or other action taken before we receive the Written Request. We are not bound by an assignment until we receive it at our Home Office.

      We will pay any death benefit payable to an assignee in one lump sum. We will pay any remaining proceeds to the designated beneficiary or beneficiaries. A collateral assignee is not an Owner. A collateral assignment is not a transfer of ownership, unless it is an absolute assignment. All collateral assignees of record must consent to any full surrender, partial surrender, loan or payment from a Policy under an Accelerated Benefits Rider for Terminal Illness. There may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary. Therefore, you should consult a qualified tax adviser prior to making an assignment.


BENEFICIARIES

      You may name one or more beneficiaries in your Policy application. You may classify beneficiaries as primary, contingent, revocable, or irrevocable. If no primary beneficiary survives the Insured, we will pay the Policy proceeds to the contingent beneficiaries. Beneficiaries in the same class will receive equal payments unless you direct otherwise. A beneficiary must survive the Insured in order to receive his or her share of the death benefit proceeds. If a beneficiary dies before the Insured dies, his or her unpaid share is divided among the remaining beneficiaries of the same class who survive the Insured. If no beneficiary survives the Insured, we will pay the proceeds to you, if you are alive, or, if not, to your estate.

      CHANGE OF BENEFICIARY. You may change the beneficiary while the Insured is living, by submitting a Notice to Us. You must obtain the written consent of any irrevocable beneficiaries before we will accept any change in beneficiary. After we receive Notice to Us, the change in it will take effect as of the Date of Receipt of your Notice. We will not be responsible for any payment or other action taken before receipt of the change request. If we make a payment of death benefits in good faith before receiving the Notice, we will receive credit for the payment against our liability under the Policy. We may require you to return the Policy for endorsement of the beneficiary change. A change of Beneficiary is subject to the rights of an assignee of record.

CALCULATING YOUR COST OF INSURANCE

      For each Monthly Anniversary, we determine your monthly cost of insurance by multiplying (i) the net amount at risk under your Policy by (ii) your cost of insurance rate.

NET AMOUNT AT RISK

      We determine the net amount at risk by subtracting your Policy's cash value on any Monthly Anniversary from your Policy's current death benefit (divided by a factor that discounts the Death Benefit to the beginning of the month). Your Policy's death benefit may be the death benefit required to qualify the Policy as life insurance. SEE "Minimum Amount Insured."

      The net amount at risk may be greater if you have selected death benefit Option B rather than death benefit Option A. SEE "Death Benefits." Since the death benefit payable under Option B is the Specified Amount plus the cash value, the difference between the death benefit and the cash value will be greater under Option B than under Option A (unless the Minimum Amount Insured applies). As the net amount at risk will be greater, so the cost of insurance also will be greater. The net amount at risk also may be affected by changes in your Policy's cash value or in the Specified Amount. SEE "Cash Value" and "Death Benefits."

      The net amount at risk for each Policy continues to be determined generally by subtracting the Policy's cash value from the Policy's death benefit (discounted for one month's interest), regardless of whether the death benefit is the Policy's current Specified Amount or the Minimum Amount Insured. The cost of insurance rate applied against the net amount at risk will continue to increase as the Insured's age increases.

NET AMOUNT AT RISK - MORE THAN ONE RATE CLASS

      If you increase the Specified Amount and the rate class applicable to the increase is different from that of the initial Specified Amount, then, in determining the cost of insurance charge, the net amount at risk will be calculated separately for each rate class. The method of determining the net amount at risk for each rate class will differ between Option A and Option B. If Option A is in effect, the cash value will be apportioned among the initial Specified Amount and any increases in Specified Amount. The cash value will first be considered a part of the initial Specified Amount. If the cash value is greater than the initial Specified Amount, the balance of the cash value will then be considered a part of each increase in Specified Amount, beginning with the first increase.

      If Option B is in effect, the net amount at risk will be determined by the proportional relationship of the initial Specified Amount and the Specified Amount increases for each new rate class to the total Specified Amount.

      Because the method of calculating the net amount at risk is different between Option A and Option B when more than one rate class is in effect, a change in the death benefit option may result in a different net amount at risk for each rate class than would have occurred had the death benefit option not been changed. Thus, the total cost of insurance will be increased or decreased.

COST OF INSURANCE RATES

      Your cost of insurance rates are based on your Insured's age, sex, and rate class. Generally, we set cost of insurance rates based on our expectations as to future mortality experience. We apply any changes to cost of insurance rates to all persons of the same age, sex, and rate class. We will give you 30 days' notice before any increase in your current cost of insurance rates becomes effective. We guarantee that your cost of insurance rates will never be greater than the maximum cost of insurance rates shown in your Policy. These guaranteed rates are based on the 1980 Commissioners Standard Ordinary Mortality Table, age on the Insured's last birthday.

      The rate class of your Insured will affect your cost of insurance rate. USAA Life currently places Insureds into one of three preferred rate classes or into one of two standard rate classes involving higher mortality risks. In an otherwise identical Policy, Insureds in the preferred rate class will have a lower cost of insurance rate than those in a standard rate class. We make all final determinations of an Insured's rate class.


MINIMUM AMOUNT INSURED

      If higher than the death benefit under Option A or Option B, we will pay you the Minimum Amount Insured. The Minimum Amount Insured is the amount of insurance proceeds that the Internal Revenue Code requires for your Policy to qualify as life insurance and to exclude the death benefit from your beneficiary's gross income. You can determine the Minimum Amount Insured by multiplying your Policy's cash value (excluding the amount of any outstanding loan and any unpaid loan interest) by a specified percentage based on the Insured's age. The specified percentages, which generally decline as the Insured gets older, are:

             MINIMUM INSURED AMOUNT AS A PERCENTAGE OF CASH VALUE
    INSURED'S       40 or
      AGE*          Under        45       50       55       60       65       70       75 to 95    100

   PERCENTAGE        250%        215%     185%     150%     130%     120%     115%     105%        100%

* Nearest birthday at the beginning of the Policy Year in which the Insured dies. A more complete table appears in your Policy.


      If, prior to the Insured's death, unexpected increases in your Policy's cash value would cause your Policy not to satisfy Internal Revenue Code requirements, we may increase the death benefit to the Minimum Amount Insured so that the death benefit will be excluded from the beneficiary's taxable income.

THE CONTRACT

      The Policy is a legal contract between you and us. The consideration for issuing the Policy is:

      1.    completion of the application, and

      2.    payment of the first full premium.

      Your Policy, your Policy application, any supplemental applications, riders, endorsements, and amendments form the entire contract. We will consider statements in the application as representations and not warranties. We will not use any representation to void your Policy or defend a claim under your Policy unless it is contained in your written application or supplemental application. Only the president or secretary of USAA Life has authority to change or waive a provision of your Policy, and then only in writing.

INCONTESTABILITY

      We will not contest a Policy, or any increase in Specified Amount, except for lapse or fraud, after the Policy or increase has been in effect during the Insured's lifetime for two years. Any increase in the Specified Amount will have its own two-year contestable period beginning with the Effective Date of the increase. During any two-year contestable period, we have the right to contest the validity of your Policy based on material misstatements made in the application or any supplemental application. The two-year contestable period begins on the Effective Date of your Policy, or, in the case of an increase, on the date the increase is approved and made effective.

      If your Policy is reinstated after lapse, it will have a two-year contestable period beginning with the date of reinstatement. This contestable period will apply only to statements made in the reinstatement application.

      The incontestability provisions do not apply to optional Policy benefits added by rider. Each rider contains its own incontestability provision.

      If we contest and rescind your Policy, you will receive your premiums paid, less any Indebtedness and any previous partial surrenders.


MISSTATEMENT OF AGE OR SEX

      Age means the Insured's age on his or her last birthday. If the Insured's age or sex has been misstated on the application or any supplemental application, we will adjust the cash values and death benefits to those based on the correct Monthly Deductions since the Policy's Effective Date.

SUICIDE EXCLUSION

      Your Policy does not cover suicide by the Insured, while sane or insane, during the first two years after the Policy's Effective Date. If the Insured commits suicide during this period, our sole liability will be to refund all premiums paid, less Indebtedness and previous partial surrenders. We will not pay any death benefit in those circumstances.

      If your Policy lapses and is later reinstated, we will measure the two-year suicide exclusion period from the Effective Date of reinstatement. If you increase your Policy's Specified Amount, we will measure the two-year suicide exclusion period for the increase from the increase's Effective Date. If the Insured dies as a result of suicide (whether sane or insane) during the separate two-year suicide exclusion period, we will only pay the death benefit attributable to the initial Specified Amount (on which the two-year suicide exclusion period has expired). We will refund the premium payments less any Indebtedness and any partial surrenders attributable to the increase in the Specified Amount.


NON-PARTICIPATING POLICY

      Your Policy is "non-participating," which means you will not share in any of our profits or surplus earnings. We will not pay dividends on your Policy.


REPORTS AND RECORDS

      We will maintain all records relating to the Policy and the Separate Account. We will mail to you a Policy annual statement showing:

      (1)   the amount of death benefit;
      (2)   the cash value;
      (3)   any Indebtedness;
      (4)   any loan interest incurred since the last annual report;
      (5)   any loan repayment since the last annual report;
      (6)   any partial surrender since the last annual report;
      (7)   all premium payments since the last annual report;
      (8)   all deductions and charges since the last annual report; and,
      (9) other pertinent information required by any applicable law or regulation, or that we deem helpful to you.

      We  will  mail  the   statement   within  30  days  after  the  Policy's
anniversary, or, at our discretion, within 30 days after the end of each calendar year showing information as of a date not more than 60 days prior to the mailing of the annual report. We also will send you periodic reports for the Funds that correspond to the Variable Fund Accounts, periodic reports for the Separate Account, and any other information, as required by state and federal law.

      We will mail confirmation notices (or other appropriate notification) promptly at the time of the following transactions:

      (1)   Policy issue;
      (2)   receipt of premium payments;
      (3)   transfers among Variable Fund Accounts;
      (4)   change of premium allocation;
      (5)   change of death benefit options;
      (6)   increases or decreases in Specified Amount;
      (7)   partial surrenders;
      (8)   receipt of loan repayments; and,
      (9)   reinstatement.


                            PERFORMANCE INFORMATION

      From time to time, we may quote performance information for the Variable Fund Accounts of the Separate Account in advertisements, sales literature, or reports to Owners or prospective investors.

      We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical Owner's cash value or death benefit. We also may present the yield or total return of the Variable Fund Accounts based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the Variable Fund Account or the Fund in which it invests. The performance information shown may reflect the deduction of only some of the applicable charges to the Policy. We may, for example, exclude the deduction of one or more charges, such as the premium charge or surrender charge, and we generally expect to exclude cost of insurance charges because of the individual nature of these charges.

      We may compare a Variable Fund Account's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as MONEY MAGAZINE, FORBES, BUSINESS WEEK, FORTUNE, FINANCIAL PLANNING, and THE WALL STREET JOURNAL. We also may advertise ratings of USAA Life's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

      Performance information for any Variable Fund Account reflects the performance of a hypothetical Policy and are not illustrative of how actual investment performance would affect the benefits under your Policy. Therefore, you should not consider such performance information to be an estimate or guarantee of future performance.


                               OTHER INFORMATION

USAA LIFE

      USAA Life is a stock insurance company incorporated in the State of Texas in June 1963. USAA Life is principally engaged in writing life insurance policies, health insurance policies, and annuity contracts. USAA Life is authorized to transact insurance business in all states of the United States (except New York) and the District of Columbia. USAA Life on a consolidated basis had total assets of $_____________ on December 31, 1997. USAA Life is a wholly-owned stock subsidiary of USAA. The commitments under the Policies are USAA Life's, and USAA has no legal obligation to back those commitments.

      USAA Life is the depositor administering the Separate Account. USAA Life's obligations as depositor of the Separate Account may not be transferred without notice to and consent of the Owners. USAA Life also issues variable annuity contracts through another separate account, which is also a registered investment company. In addition, USAA Life serves as transfer agent of the USAA Life Investment Trust.

      DIRECTORS OF USAA LIFE. USAA Life is managed by its Board of Directors, described below, all of whom are also officers of either USAA or USAA Life and have the same principal business address as USAA Life, as shown on the front cover page of this Prospectus.

 Name                               Principal Occupation (Past Five Years)
 ----                               -------------------------------------
Edwin L. Rosane                     Vice     Chairman,     Chief     Executive
                                    Officer/President.

Robert G. Davis                     Chairman  since June 1997;  prior thereto,
                                    Director  since   December   1996;   Chief
                                    Executive  Officer and  President  of USAA
                                    CAPCO since December 1996;  prior thereto,
                                    Special Assistant to CEO, USAA, since June
                                    1996;   prior  thereto,   Chief  Executive
                                    Officer   and   President   of  Bank  One,
                                    Columbus, since 1991.


                                      37


Bradford W. Rich                    Director,  General  Counsel  &  Secretary;
                                    Senior Vice President, USAA, since January
                                    1996; prior thereto, Senior Vice President
                                    and Special  Assistant to CEO, USAA, since
                                    December 1995;  prior  thereto,  Executive
                                    Vice  President and General  Counsel,  ACE
                                    Limited.

Josue Robles, Jr.                   Director;  Senior  Vice  President,  Chief
                                    Financial  Officer/Treasurer,  USAA, since
                                    August 1995;  prior  thereto,  Senior Vice
                                    President,         Chief         Financial
                                    Officer/Controller,  USAA, since September
                                    1994; prior thereto,  Special Assistant to
                                    Chairman,  USAA,  since July  1994;  prior
                                    thereto,  Active  Service  with U.S.  Army
                                    since 1966.

Michael J.C. Roth                   Director;   Chief  Executive  Officer  and
                                    President,  USAA IMCO,  since October 1993
                                    and January 1990, respectively.

Janice E. Marshall                  Director since June 1997; President,  USAA
                                    Buying  Services,  since March 1996, prior
                                    thereto,  Senior Vice  President,  Central
                                    Region  &  Regional  Services,  USAA  P&C,
                                    since   November   1994,   prior  thereto,
                                    Regional Vice  President,  USAA P&C, since
                                    January 1993.

William B. Tracy                    Director  since  June  1997;  Senior  Vice
                                    President,  Human  Resources,  USAA, since
                                    June 1988.

Donald R. Walker                    Director    since   June    1997;    Chief
                                    Information Officer, USAA, and President &
                                    CEO, USAA ITCO,  since January 1996; prior
                                    thereto,  Special  Assistant  to Chairman,
                                    USAA,  since November 1995; prior thereto,
                                    Active  Duty  with U.S.  Air  Force  since
                                    1966.


      OFFICERS (OTHER THAN DIRECTORS). The senior officers of USAA Life, other than the Directors named above, and the officers responsible for variable life operations are described below. The principal business address of each person listed is same as the address of USAA Life, as shown on the cover page of this Prospectus.

 Name                               Principal Occupation (Past Five Years)
 ----                               -------------------------------------

John W. Douglas                     Senior  Vice  President,   Life  &  Health
                                    Operations,   since  January  1997;  prior
                                    thereto,  Senior  Vice  President,  Life &
                                    Health  Marketing,   since  January  1995;
                                    prior thereto, Senior Vice President, Life
                                    & Health Marketing, since 1990.


                                      38


Kenneth A. McClure                  Senior  Vice  President,   Life  &  Health
                                    Marketing,   since  January  1997;   prior
                                    thereto,  Senior  Vice  President,  Life &
                                    Health  Operations,  since  January  1995;
                                    prior thereto, Senior Vice President, Life
                                    & Health Operations, since August 1992.

James A. Robinson                   Treasurer/Senior Vice President,  Finance,
                                    since April 1992.

Edward R. Dinstel                   Vice    President,     Life    &    Health
                                    Underwriting/Issue, since July 1991.

Larkin W. Fields                    Vice President,  Life Marketing  Services,
                                    since November 1995;  prior thereto,  Vice
                                    President,    Corporate   Actuary,   since
                                    September   1994;   prior  thereto,   Vice
                                    President,  Accounting, August 1993; prior
                                    thereto,    Assistant   Vice    President,
                                    Operating Accounting, since May 1990.

Robert J. Flannery                  Vice President, Actuarial Valuation, since
                                    January     1998;      Vice     President,
                                    Actuary-Annuities  & Life Products,  since
                                    March 1997; prior thereto, Vice President,
                                    Actuary,  since March 1994; prior thereto,
                                    Assistant  Vice  President,  Life Products
                                    Actuary, since September 1988.

Richard T. Halinski, Jr.            Assistant  Secretary;  Vice  President and
                                    Managing Attorney of Life & Health,  USAA,
                                    since   November   1994;   prior  thereto,
                                    Assistant   Vice  President  and  Managing
                                    Attorney  of Life &  Health,  USAA,  since
                                    November 1990.

Ronald W. Holtkamp                  Vice-President-Assistant Treasurer; Senior
                                    Vice  President-Senior  Financial Officer,
                                    Financial  Service  Center,   USAA,  since
                                    December  1997;  prior thereto Senior Vice
                                    President,  Controller,  USAA,  since June
                                    1989.

King Mawhinney                      Vice President, Life Sales since May 1997;
                                    prior  thereto,  Vice  President,   Health
                                    Insurance,  since  September  1994;  prior
                                    thereto, Assistant Vice President,  Health
                                    Insurance, since December 1992.

Pattie S. McWilliams                Vice  President,  Life/Annuity  Service  &
                                    Claims,   since  September   1993;   prior
                                    thereto, Assistant Vice President,  Policy
                                    Owner Services, since May 1988.

James M. Middleton                  Vice  President,   Systems  Integration  &
                                    Program  Control,  since  September  1997;
                                    prior thereto,  Assistant Vice  President,


                                      39


                                    Systems  Integration  &  Analysis,   since
                                    March  1994;   prior  thereto,   Executive
                                    Director,  Systems  Integration  & Program
                                    Control, since 1992.

Stephen N. Patzman                  Vice  President,  Corporate  Actuary since
                                    November   1995;   prior   thereto,   Vice
                                    President,  Operational Accounting,  since
                                    September 1994; prior thereto,  Assistance
                                    Vice President, Actuary, since July 1979.

Leldon W. (Jack) Ward               Vice President, Health Insurance since May
                                    1997; prior thereto, Vice President,  Life
                                    Sales,  Life  &  Health  Marketing,  since
                                    January  1996;  prior  thereto,  Assistant
                                    Vice President,  USAA Life General Agency,
                                    since December 1992.

Dwain A. Akins                      Assistant   Secretary;    Assistant   Vice
                                    President and Managing  Attorney of Life &
                                    Health  Insurance  Counsel,   USAA,  since
                                    November 1994;  prior  thereto,  Executive
                                    Director  and  Managing  Attorney,  Life &
                                    Health  Insurance  Counsel,   USAA,  since
                                    February 1991.

Bruce W. Clements                   Assistant  Vice  President-Deputy  General
                                    Counsel and  Assistant  Secretary;  Senior
                                    Vice  President  for  P&C  Counsel,  USAA,
                                    since September 1997; prior thereto,  Vice
                                    President-Deputy  General  Counsel,  USAA,
                                    since June 1991.

James R. Latham                     Assistant Vice President, Health Insurance
                                    Services, since March 1997; prior thereto,
                                    Executive   Director,   Health   Insurance
                                    Services, since 1992.

Allen R. Pierce                     Assistant   Vice   President,   Actuary  -
                                    reinsurance,  Specialty  Markets  and Life
                                    Insurance,  since January 1998;  Assistant
                                    Vice   President,   Actuarial   Support  &
                                    Management  Accounting  Products and other
                                    related departments, since September 1994;
                                    prior thereto,  Executive Director,  since
                                    1992.

Gary D. Younglove                   Assistant Vice President & Administration,
                                    since  September   1994;   prior  thereto,
                                    Executive      Director,      Plans      &
                                    Administration, since 1992.

      You should also review the accompanying Fund prospectuses for a description of the management of the Funds.

SEPARATE ACCOUNT

      The Separate Account was established by a resolution of the Board of Directors of USAA Life as a separate account on January 20, 1998. The Separate Account is organized as a unit investment trust and registered with the SEC under the Investment Company Act of 1940. Registration does not involve supervision of the management of the Separate Account by the SEC.

      The assets of the Separate Account are the property of USAA Life and are held for the benefit of the Owners and other persons entitled to payments under Policies issued through the Separate Account. The assets of the Separate Account equal to the reserves and other liabilities of the Separate Account are not chargeable with liabilities that arise from any other business which USAA Life may conduct.

      The Separate Account is divided into Variable Fund Accounts, each representing a different investment objective. Net Premium Payments are allocated to the Variable Fund Accounts in accordance with your instructions. SEE "Investment Options." Each Variable Fund Account invests exclusively in the shares at the net asset value of a Fund. Income and gains and losses from assets in each Variable Fund Account are credited to, or charged against, that Variable Fund Account without regard to income, gains, or losses in the other Variable Fund Accounts.


POLICY DISTRIBUTION

      We intend to sell the Policy in all states in which we are licensed and the District of Columbia. USAA Investment Management Company ("USAA IMCO"), located at 10750 Robert F. McDermott Freeway, San Antonio, Texas 78288, is the principal underwriter distributing the Policy. USAA IMCO, a Texas corporation organized in May 1970, is registered with the SEC under the Securities
Exchange Act of 1934 as a broker-dealer and is an active member of the National Association of Securities Dealers, Inc.

      The Policy will be sold by licensed life insurance sales representatives who are also registered representatives of USAA IMCO. These licensed insurance sales representatives are salaried employees and receive neither direct nor indirect commissions nor any renewal commissions from the sale of the policies.

      USAA IMCO serves as principal underwriter for the Policies pursuant to an amended and restated Distribution and Administration Agreement with USAA Life dated February 18, 1998. Pursuant to this agreement, USAA Life bears the cost of the salaries of the sales representatives who sell the policies and substantially all other distribution expenses of the Policies. The agreement terminates upon its assignment or upon at least ninety days' notice by either party. USAA IMCO also serves as principal underwriter and investment adviser for the following other registered investment companies: USAA Tax Exempt Fund, Inc., USAA Investment Trust, USAA State Tax-Free Trust, USAA Mutual Fund, Inc., USAA Life Investment Trust. In addition, USAA IMCO serves as principal underwriter for the Separate Account of USAA Life, a registered investment company.


TAX MATTERS

      The following is a discussion of certain federal income tax matters. We do not intend this to be tax advice, nor does the following summary purport to be complete or to cover all situations. You should consult your counsel and other competent advisers for more complete information.

      The individual situation of each Owner or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of the federal estate tax, the state inheritance tax and other taxes.

TAXATION OF POLICY PROCEEDS

      The following discussion is based on current federal income tax law and interpretations. It assumes that the Owner is a natural person who is a U.S. citizen and resident. The tax effects on non-U.S. residents or non-U.S. citizens may be different. The discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

      GENERAL. A Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code (the "Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policies will meet these requirements and that:

      o the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

      o increases in your Policy's cash value as a result of investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

      The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract" (which is discussed below). In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

      TESTING FOR MODIFIED ENDOWMENT CONTRACT STATUS. Your Policy will be a "modified endowment contract" if, at any time during the first seven Policy Years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the

Code) to provide for paid-up future benefits after the payment of seven level annual premiums. This is called the "seven-pay" test.

      Whenever there is a "material change" under a Policy, the Policy will generally be (a) treated as a new contract for purposes of determining whether the Policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the Policy at the time of such change. A materially changed Policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change for these purposes could occur as a result of a change in death benefit option, the selection of additional rider benefits, an increase in your Policy's Specified Amount of coverage, and certain other changes.

      If your Policy's benefits are reduced during the first seven Policy Years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in Specified Amount you request or, in some cases, a partial surrender or termination of additional benefits under a rider.) If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract. A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

      OTHER EFFECTS OF POLICY CHANGES. Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of your Policy) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

      TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your Policy remains in force during the Insured's lifetime as a non-modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

      After the first 15 Policy Years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy Years, the proceeds from a partial surrender or a reduction in insurance coverage could be subject to federal income tax, under a complex formula, to the extent that your cash value exceeds your basis in your Policy.

      On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

      TAXATION  OF  PRE-DEATH  DISTRIBUTIONS  IF  YOUR  POLICY  IS A  MODIFIED
ENDOWMENT CONTRACT. If your Policy is a modified endowment contract, any distribution from your Policy during the Insured's lifetime will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial surrender. Any such distributions will be considered taxable income to you to the extent your cash value exceeds your basis in the Policy. (For modified endowment contracts, your basis is similar to the basis described above for other Policies, except that it also would be increased by the amount of any prior loan under your Policy that was considered taxable income to you.) For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are aggregated. The U.S. Treasury Department has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowment contracts.

      A 10% penalty tax also will apply to the taxable portion of most distributions from a Policy that is a modified endowment contract. The penalty tax will not, however, apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or
(iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. If your Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date and upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the Policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

      Distributions that occur during a Policy Year in which your Policy becomes a modified endowment contract, and during any subsequent Policy Years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a Policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Treasury Department has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a Policy becoming a modified endowment contract.

      POLICY LAPSES AND REINSTATEMENTS. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

      TERMINAL ILLNESS RIDER. Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the tax law, are generally excludable from the payee's gross income. We believe that the benefits provided under our terminal illness rider meet the law's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply, however, to amounts paid to someone other than the Insured, if the payee has an insurable interest in the Insured's life because the Insured is a director, officer or employee of the payee or by reason of the Insured being financially interested in any trade or business carried on by the payee.

      DIVERSIFICATION. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure by us to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Our Separate Account, through the Mutual Funds, intends to comply with these requirements.

      In connection with the issuance of then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of guidelines prescribing the circumstances in which the ability of a Policy Owner to direct his or her investment to particular Mutual Funds within a Separate Account may cause the Owner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of the Separate Account, income and gains from the account would be included in your gross income for federal income tax purposes. USAA Life reserves the right to amend the Policies in any way necessary to avoid any such result. As of the date of this Prospectus, no such guidelines have been issued, although the Treasury Department has informally indicated that any such guidelines could limit the number of investment funds or the frequency of transfers among such funds. These guidelines may apply only prospectively, although retroactive application is possible if such standards are considered not to embody a new position.

      ESTATE AND GENERATION SKIPPING TAXES. If the Insured is the Policy Owner, the death benefit under a Policy will generally be includable in the Owner's estate for purposes of federal estate tax. If the Owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $625,000 (increasing annually, beginning in 1999, to $1 million in 2006 and thereafter) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

      As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's Owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

      If the Owner of the Policy is not the Insured, and the Owner dies before the Insured, the value of the Policy, as determined under Internal Revenue Service regulations, is includable in the federal gross of the Owner for federal estate tax purposes. Whether a federal estate tax is payable depends on a variety of factors, including those listed in the preceding paragraph.

      The particular situation of each Owner, Insured or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

      PENSION AND PROFIT-SHARING PLANS. If Policies are purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such Policies will be somewhat different from that described above.

      If purchased as part of a pension or profit-sharing plan, the reasonable net premium cost for such amount of insurance is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the Policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the Policy's cash value will not be subject to federal income tax. However, the Policy's cash value will generally be taxable to the extent it exceeds the participant's cost basis in the Policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the Policy or was an owner-employee under the plan.

      There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

      OTHER EMPLOYEE BENEFIT PROGRAMS. Complex rules may also apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These Policy Owners must consider whether the Policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

      ERISA.   Employers  and  employer-created   trusts  may  be  subject  to
reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal adviser.

      OUR TAXES. The operations of the Separate Account are reported in our federal income tax return, but we currently pay no income tax on the Separate Account's investment income and capital gains, because these items are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, no charge is currently being made to any Variable Fund Account of the Separate Account for taxes. We reserve the right to make a charge in the future for taxes incurred. For example, we may make a charge to the Separate Account for income taxes that we incur and that are allocable to the Policies.

      We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to our Separate Account or allocable to the Policies.

      Certain Mutual Funds in which your cash value is invested may elect to pass through to USAA Life taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to USAA Life. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to USAA Life.

      WHEN WE WITHHOLD INCOME TAXES. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

      TAX CHANGES. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the Insured, or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

TAXATION OF USAA LIFE

      USAA Life is taxed as a life insurance company under federal income tax laws. USAA Life does not initially expect to incur any income tax on the earnings or the realized capital gains attributable to the Separate Account. If, in the future, USAA Life determines that the Separate Account may incur federal income taxes, then it may assess a charge against the Separate Account Variable Fund Accounts for those taxes. Any charge will reduce the Policy's cash value.

STATE REGULATION OF USAA LIFE

      USAA Life, a stock life insurance company organized under the laws of Texas, is subject to regulation by the Texas Department of Insurance. An annual statement is filed with the Texas Department of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of USAA Life as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines the liabilities and reserves of USAA Life and the Separate Account and certifies their adequacy.

      In addition, USAA Life is subject to the insurance laws and regulations of all other states and jurisdictions where it is licensed. Generally, the Insurance Department of any other state applies the laws of the state of Texas in determining USAA Life's permissible investments.


LEGAL MATTERS

      Freedman, Levy, Kroll, and Simonds, Washington, D.C., has advised USAA Life on certain federal securities law matters. All matters of Texas law pertaining to the Policy, including the validity of the Policy and USAA Life's right to issue the Policy under Texas insurance law, have been passed upon by Dwain A. Akins, Assistant Vice President and Assistant Secretary of USAA Life.

      USAA Life is not involved in any legal proceedings that may involve the assets of the Separate Account nor are we involved in any legal proceedings of a material nature involving our own assets.


EXPERTS

      The consolidated financial statements of USAA Life Insurance Company and Consolidated Subsidiaries as of and for the year ended December 31, 1997 have been included in the Prospectus in reliance upon the reports of KPMG Peat Marwick, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts In accounting and auditing.

REGISTRATION STATEMENT

         USAA Life has filed a registration statement under the Securities Act of 1933 with the SEC relating to the offering described in this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and amendments thereto and the exhibits filed as part thereof, to all of which reference is hereby made for additional information concerning the Separate Account, USAA Life and the Policies. The additional information may be obtained at the SEC's main office in Washington, D.C., upon payment of the prescribed fees.


FINANCIAL STATEMENTS

         You should consider the consolidated financial statements of USAA Life only as bearing on the ability of USAA Life to meet its contractual obligations under the Policies. They do not bear on the investment performance of the Separate Account. This Prospectus contains no financial statements for the Separate Account, which commenced operations as of the date of this Prospectus.


                                  DEFINITIONS


IN THIS PROSPECTUS:


ACCUMULATION UNIT or UNIT means an accounting unit of measure that we use to calculate values in each Variable Fund Account.

ANNIVERSARY means the same date each succeeding year as the Effective Date of the Policy.

ANNUAL TARGET PREMIUM PAYMENT means an annual amount of premium payment that we establish when we issue your Policy and that is shown on the Policy Information Page. We use it to determine whether a premium charge will be deducted from premium payments, whether a surrender charge is imposed on a full surrender, and whether the Guaranteed Death Benefit applies.

BENEFICIARY means the person or entity designated to receive the death benefit upon the Insured's death.

CASH SURRENDER VALUE means your Policy cash value less the surrender charge, if any, payable on full surrender of your Policy.

CASH VALUE means the sum of your Policy's cash values invested in the Variable Fund Accounts plus, if applicable, any cash value transferred from the Separate Account to USAA Life's general account to secure any Policy loan, plus any interest earnings credited to the loan account value, less the amount of any outstanding loan and any unpaid loan interest, and less any Monthly Deductions, transfer charges, and partial surrender charges applied through that date.

DATE OF RECEIPT means the date actually received at our Home Office, subject to two exceptions: (1) if received on a date other than a Valuation Date, the Date of Receipt will be the following Valuation Date; and (2) if received on a Valuation Date after close of regular trading of the New York Stock Exchange, the Date of Receipt will be the following Valuation Date.

DEATH BENEFIT means the benefit paid in accordance with the death benefit option in effect on the Insured's death, reduced by any Indebtedness and any due and unpaid Monthly Deductions, and increased by any optional insurance benefits provided by rider.

DEATH BENEFIT OPTION means one of the two death benefit options that the Policy provides, namely, Option A and Option B. Option A is the greater of the current Specified Amount or the Minimum Amount Insured. Option B is the greater of the current Specified Amount, plus the Policy's cash value, or the Minimum Amount Insured.

EFFECTIVE DATE means the date we approve the application and issue your Policy or the date we approve any increase in Specified Amount under your Policy. The Effective Date is shown on the Policy Information Page.

FREE LOOK PERIOD means the period of time required by state law during which you may return the Policy for cancellation and receive a refund. If you request cancellation of the Policy during the Free Look Period, we will refund the greater of the premium payments your have paid or the value of the Variable Fund Accounts as of the Date of Receipt of your request to cancel plus any premium charge, Monthly Deduction and mortality and expense charge that we have deducted. The Free Look Period is shown on the Policy Information Page.

FUND means an investment portfolio that has specific investment objectives and policies and is offered by a Mutual Fund.

GUARANTEED DEATH BENEFIT means that we guarantee your Policy will not lapse during the first five Policy Years and that we will pay a Death Benefit if you have paid a sufficient amount of premium.

HOME  OFFICE  means  USAA  Life  Insurance   Company,   USAA  Building,   9800
Fredericksburg Road, San Antonio, Texas 78288.

INDEBTEDNESS means the sum of all unpaid Policy loans and unpaid accrued interest due on such loans.

INSURED means the person whose life is insured. The Insured may or may not be the Owner.

LAPSE means your Policy has terminated because of insufficient cash value from which to deduct the Monthly Deduction and any loan interest then due. No insurance coverage exists when your Policy has lapsed.

MATURITY DATE means the date that we will pay your Policy's cash value to you, as long as the Policy has not terminated because of lapse, full surrender, or the Insured's death. The Maturity Date is shown on the Policy Information Page.

MONTHLY ANNIVERSARY means the same date of each succeeding month as the Effective Date of your Policy.

MONTHLY DEDUCTION means a charge we make under your Policy each month against the Policy's cash value. The charge is equal to:

      1)    the cost of insurance and any riders, plus
      2) the administrative charge that is applied during the first 12 months that the Policy is in effect, plus
      3)    the maintenance charge.

MINIMUM AMOUNT INSURED means the amount of life insurance required by the Internal Revenue Code to qualify your Policy as life insurance and to exclude the Death Benefit from a Beneficiary's taxable income.

MUTUAL FUND means an open-end investment company under federal securities law. It may offer shares of several different Funds for investment.

NET ASSET VALUE means the current value of each Fund's total assets, less all liabilities, divided by the total number of shares outstanding.

NET PREMIUM PAYMENT means the amount of a premium payment less the Policy's premium charge.

NOTICE TO US means your signed statement that we receive at our Home Office and that is in a form satisfactory to us.

OWNER means the person to whom we owe the rights and privileges of the Policy.

POLICY INFORMATION PAGE means the page that identifies certain information about the Policy and specifies certain terms of the Policy.

POLICY YEAR means a period of 12 calendar months starting with the Effective Date of the Policy, and each 12-month period thereafter. For example, if your Policy was issued on July 15, your first Policy Year would end on the following July 14. Each subsequent Policy Year would start on July 15 and end on July 14.

SEPARATE ACCOUNT means the Life Insurance Account of USAA Life Insurance Company. The Separate Account is an investment account established under Texas law through which we invest the Net Premium Payments received for investment in the Variable Fund Accounts under the Policy. The Separate Account is divided into subdivisions called the Variable Fund Accounts. Each Variable Fund Account invests the Net Premium Payments allocated to it in a particular Fund. We own the assets of the Separate Account. To the extent that the assets are equal to the reserves and other contractual liabilities, they are not chargeable with liabilities arising out of any other business of ours. The income, gains, and losses, realized or unrealized, from the assets of the Separate Account are credited or charged against the Separate Account without regard to other income, gains or losses of ours.

SPECIFIED AMOUNT means the minimum death benefit payable as long as the Policy is in effect. It is also the amount of life insurance we issue. It is shown on the Policy Information Page.


SURRENDER CHARGE means an amount that we may deduct from your Policy's cash value if you surrender your Policy in full.

VALUATION DATE means any business day, Monday through Friday, on which the New York Stock Exchange is open for regular trading, except

      1) any day on which the value of the shares of a Fund is not computed, or
      2) any day during which no order for the purchase, surrender or transfer of Accumulation Units is received.

VALUATION PERIOD means the period of time from the end of any Valuation Date to the end of the next Valuation Date.

VARIABLE FUND ACCOUNT means a subdivision of the Separate Account in which you may invest Net Premium Payments. There are several Variable Fund Accounts under the Policy. Each Variable Fund Account corresponds to a particular Fund. Net Premium Payments allocated to a Variable Fund Account are invested in a particular Fund. The Variable Fund Accounts are also referred to in this Prospectus as Accounts.

WE, OUR, US, or USAA Life means USAA Life Insurance Company.

YOU, YOUR or YOURS refers to the Owner of the Policy.

      We have not authorized anyone to give any information or make any representations other than those contained in this Prospectus (or any sales literature we approve) in connection with the offer of the Policies described herein. You may not rely on any such information or representations, if made. This Prospectus does not constitute an offer in any jurisdiction to any person to whom such offer would be unlawful. This Prospectus is valid only when accompanied or preceded by the current prospectuses for the Funds described herein.


                               [BACK COVER PAGE]

                                    PART II

             INFORMATION NOT REQUIRED TO BE FILED IN A PROSPECTUS


                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                    UNDERTAKING PURSUANT TO RULE 484(b)(1)
                       UNDER THE SECURITIES ACT OF 1933

      Rule 484(b)(1) under the Securities Act of 1933 requires a description of "[a]ny provision or arrangement . . . whereby the registrant may indemnify a director, officer or controlling person of the registrant against liabilities arising under the [Securities] Act." Registrant, The Life Insurance Separate Account of USAA Life Insurance Company, does not, as a technical matter, have any directors or officers. Nevertheless, Registrant, pursuant to Section 13 of the Amended and Restated Distribution and Administration Agreement, may indemnify, albeit indirectly, directors and/or officers of its depositor, USAA Life Insurance Company ("USAA Life"), as follows. Section 13 of such Agreement provides that Registrant shall indemnify the employees of USAA Investment Management Company ("IMCO"), Registrant's principal underwriter. To whatever extent any director or officer of USAA Life may be deemed to be an "employee" of IMCO, Registrant may be deemed to be permitted to indemnify such person pursuant to such Agreement, which is filed as Exhibit 1.(3)(a) to this Registration Statement and is herein incorporated by reference.

      Additionally, there are certain other provisions or arrangements whereby USAA Life, and/or certain of its affiliated persons, may be indemnified by parties or entities other than Registrant. Such provisions or arrangements are incorporated herein by reference, as follows: to Article IX of the By-Laws of USAA Life, filed as Exhibit 1.6(b) to this Registration Statement; to Section 9 of the Amended and Restated Underwriting and Administrative Services Agreement, filed as Exhibit 1.(8)(a) to this Registration Statement; to
Section 12 of the Transfer Agent Agreement, as amended, filed as Exhibit 1.(8)(c) to this Registration Statement; to Section 6(b) of the Reimbursement Agreement, filed as Exhibit 1.8(d)(iii) to this Registration Statement; to
Section  12.2  of  the  Amended  Participation  Agreement,  filed  as  Exhibit
1.8(e)(i) to this Registration Statement; to Section 7 of the Participation Agreement, filed as Exhibit 1.8(f)(i) to this Registration Statement; and to the Expense Allocation Agreement, filed as Exhibit 1.8(f)(ii) to this Registration Statement.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER THE POLICIES PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

      USAA Life Insurance Company ("USAA Life") represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company under the Policies. USAA Life bases its representation on its assessment of all of the facts and circumstances, including such relevant factors, as: the nature and extent of such services, expenses and risks; the need for USAA Life to earn a profit; the degree to which the Policies include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Policies sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variations therein, based on supplements, endorsements, or riders to any Policies or prospectus, or otherwise.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

The facing sheet.

Reconciliation and tie between items in Form N-8B-2 and the Prospectus.

Prospectus consisting of 53 pages.

Undertaking, pursuant to Section 15(d) of the Securities Exchange Act of 1934 to file reports.

Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933, regarding indemnification.

Representation regarding the reasonableness of aggregate fees and charges.

The signatures.

Written consents of the following persons:

      Dwain A. Akins, Esq.,  Assistant Vice President and Assistant Secretary,
      USAA  Life   Insurance   Company  (see  Exhibit  2).  (To  be  filed  by
      pre-effective amendment.)

      KMPG Peat Marwick LLP, Independent Auditors (see Exhibit 6). (To be filed by pre-effective amendment.)

The following exhibits:

      1.    Exhibits required by Article IX, paragraph A, of Form N-8B-2:

            (1)         Resolution   of  Board  of   Directors  of  USAA  Life
                        Insurance Company establishing Life Insurance Separate
                        Account   of  USAA  Life   Insurance   Company.   (The
                        resolution  is filed  in lieu of a trust or  indenture
                        creating a unit investment trust.) (Filed herewith.)

            (2)         Not applicable.

            (3)(a)      Amended and Restated  Distribution and  Administration
                        Agreement by and between USAA Life  Insurance  Company
                        and USAA Investment Management Company, dated December
                        16, 1994 and amended February 7, 1997, and amended and
                        restated,   to  encompass   variable   universal  life
                        insurance, February 18, 1998. (1)


                                      S-3


            (3)(b)      Not applicable.

            (3)(c)      Not applicable.

            (4)         Not applicable.

            (5)         Form  of  Variable  Universal  Life  Insurance  Policy
                        (Policy Form No. 31747), including riders. (Filed herewith.)

            (6)(a)      Articles  of  Incorporation  of  USAA  Life  Insurance
                        Company, as amended. (1)

            (6)(b)      Bylaws of USAA Life Insurance Company. (1)

            (7)         Not applicable.

            (8)(a)      Amended and Restated  Underwriting and  Administrative
                        Services  Agreement by and between USAA Life Insurance
                        Company,   USAA   Life   Investment   Trust  and  USAA
                        Investment  Management  Company,  dated  December  16,
                        1994,  amended  February  7,  1997,  and  amended  and
                        restated,   to  encompass   variable   universal  life
                        insurance, February 18, 1998. (2)

            (8)(b)(i)   Investment Advisory Agreement by and between USAA Life
                        Investment   Trust  and  USAA  Investment   Management
                        Company, dated December 16, 1994. (2)

            (8)(b)(ii) Amendment to Investment Advisory Agreement by and between USAA Life Investment Trust and USAA Investment
                        Management Company, with respect to Funds added to Trust, dated February 7, 1997. (3)

            (8)(b)(iii) Second Amendment to Investment  Advisory  Agreement by
                        and  between  USAA  Life  Investment  Trust  and  USAA
                        Investment Management Company, to encompass variable life insurance, dated February 18, 1998. (2)

            (8)(c)(i)   Transfer  Agent  Agreement  by and  between  USAA Life
                        Investment Trust and USAA Life Insurance Company, dated December 15, 1994. (2)

            (8)(c)(ii)  Letter  Agreement by and between USAA Life  Investment
                        Trust and USAA Life Insurance Company, appointing USAA
                        Life as the  Transfer  Agent and  Dividend  Disbursing
                        Agent for  Funds  added to Trust,  dated  February  7,
                        1997. (3)


                                      S-4


            (8)(c)(iii) Amendment to Transfer  Agent  Agreement  by and between
                        USAA Life  Investment  Trust  and USAA Life  Insurance
                        Company,   to  encompass   variable   universal   life
                        insurance, dated February 18, 1998. (2)

            (8)(d)(i)   Amended Participation Agreement by and between Scudder
                        Variable Life  Investment Fund and USAA Life Insurance
                        Company,  dated February 3, 1995, as amended ________,
                        1998. (1)

            (8)(d)(ii) Amended Participating Contract and Policy Agreement by and between Scudder Investor Services, Inc. and USAA
                        Investment Management Company, dated February 3, 1995, as amended ________, 1998. (1)

            (8)(d)(iii) Reimbursement   Agreement  by  and  between   Scudder,
                        Stevens & Clark, Inc. and USAA life Insurance Company,
                        dated February 3, 1995. (1)

            (8)(d)(iv)  Amended  Letter  Agreement  by  and  between  Scudder,
                        Stevens  & Clark,  Inc.,  Scudder  Investor  Services,
                        Inc., Scudder Variable Life Investment Fund, USAA Life
                        Insurance  Company  and  USAA  Investment   Management
                        Company,  dated  February 3, 1995,  as amended  _____,
                        1998. (1)

            (8)(e)(i)   Amended  Participation  Agreement  by and  between The
                        Alger American Fund, Fred Alger Management, Inc., Fred
                        Alger & Company, Incorporated, and USAA Life Insurance
                        Company,   dated   December  16,   1994,   as  amended
                        ___________, 1998. (1)

            (8)(e)(ii)  Amended  Expense  Allocation  Agreement by and between
                        Fred  Alger  Management,  Inc.,  Fred Alger & Company,
                        Incorporated,  and USAA Life Insurance Company,  dated
                        December 16, 1994 as amended ________, 1998. (1)

            (8)(f)(i)   Participation  Agreement  by and between BT  Insurance
                        Funds  Trust,  Bankers  Trust  Company  and USAA  Life
                        Insurance Company, dated ________, 1998. (1)

            (8)(f)(ii)  Expense  Allocation  Agreement by and between  Bankers
                        Trust Company and USAA Life Insurance  Company,  dated
                        ________, 1998. (1)

            (10)(a)     Form of  Application  for the Variable  Universal Life
                        Insurance  Policy  filed  as  Exhibit  1.(5).   (Filed
                        herewith.)

            (10)(b) Proposed Section 1035 Exchange Form. (To be filed by pre-effective amendment.)


                                      S-5


      Other Exhibits

            2           Opinion and Consent of Dwain A. Akins, Esq.  Assistant
                        Vice  President  and  Assistant  Secretary,  USAA Life
                        Insurance  Company,  as to the  legality of the Policy
                        interests   being   registered.   (To  be   filed   by
                        pre-effective amendment.)

            3           Not applicable.

            4           Not applicable.

            5           Financial Data Schedule. (See Exhibit 27 below.)

            6           Consent  of  KPMG  Peat   Marwick   LLP,   Independent
                        Auditors. (To be filed by pre-effective amendment.)

            7           Powers of Attorney  for:  Edwin L.  Rosane,  Robert G.
                        Davis,  Bradford W. Rich,  Josue Robles,  Jr., Michael
                        J.C. Roth, Janis E. Marshall, William B. Tracy, Donald
                        R. Walker, and James A. Robinson.

            8 Description of USAA Life Insurance Company Transfer and Redemption Procedures for Variable Universal Life
                        Insurance Policy, pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940. (To be filed by pre-effective amendment.)

            27          Financial  Data  Schedule.   (Inapplicable,   because,
                        notwithstanding  Instruction  5 as  to  Exhibits,  the
                        Commission  staff has advised that no such Schedule is
                        required.)

      (1) Incorporated herein by reference to Post-Effective Amendment No. 4, filed on March ___, 1998, to the Form N-4 Registration
            Statement (File No. 33-82268) of Separate Account of USAA Life Insurance Company.

      (2) Incorporated herein by reference to Post-Effective Amendment No. 6, filed on March ___, 1998, to the Form N-1A Registration Statement (File No. 33-82270) of USAA Life Investment Trust.

      (3) Incorporated herein by reference to Post-Effective Amendment No. 3, filed on February 14, 1997, to Form N-1A Registration Statement (File No. 33-82270) of USAA Life Investment Trust.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, Life Insurance Separate Account of USAA Life Insurance Company, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto fixed and attested, all in the City of San Antonio, and State of Texas, on this 30th day of January, 1998.


                        Signature:  Life Insurance Separate  Account of USAA
                                    Life Insurance Company (Registrant)

                        By:         USAA Life Insurance Company
                                    (On behalf of Registrant and itself)

                        By:         /s/ EDWIN L. ROSANE
                                    -------------------
                                    EDWIN L. ROSANE
                                    Vice Chairman, Chief Executive Officer
                                     and President


Attest: /s/ DWAIN A. AKINS
        ------------------
        DWAIN A. AKINS
        Assistant Vice President and
        Assistant Secretary

                                   SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                       Title                         Date
 /s/ ROBERT G. DAVIS                  Chairman                 January 30, 1998
 -------------------
 Robert G. Davis

                                   SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                       Title                         Date

 /s/ BRADFORD W. RICH                 Director                 January 30, 1998
 --------------------
 Bradford W. Rich

                                   SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                       Title                         Date

 /s/ JOSUE ROBLES, JR                 Director                 January 30, 1998
 --------------------
 Josue Robles, Jr.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                       Title                         Date

 /s/ MICHAEL J.C. ROTH                Director                 January 30, 1998
 ---------------------
 Michael J.C. Roth

                                   SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                       Title                         Date

 /s/JANIS E. MARSHALL                 Director                 January 30, 1998
 --------------------
 Janis E. Marshall

                                   SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                       Title                         Date

 /s/WILLIAM B. TRACY                  Director                 January 30, 1998
 -------------------
 William B. Tracy

                                   SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                       Title                         Date
 /s/ DONALD R. WALKER                 Director                 January 30, 1998
 --------------------
 Donald B. Walker

                                   SIGNATURE

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated.

       Signature                       Title                         Date
 /s/JAMES A. ROBINSON                  Senior Vice President   January 30, 1998
 ---------------------                 and Treasurer
 James A. Robinson                     (Principal Financial
                                       and Accounting
                                       Officer)

                                 EXHIBIT LIST

1.(1) Resolution of Board of Directors of USAA Life Insurance Company establishing Life Insurance Separate Account of USAA Life Insurance Company. (The resolution is filed in lieu of a trust or indenture creating a unit investment trust.)

1.(5) Form of Variable Universal Life Insurance Policy (Policy Form No. 31747), including riders.

1.(10)(a)   Form of Application for Variable  Universal Life Insurance  Policy
            filed as Exhibit 1.(5).

7.          Powers of Attorney for: Edwin L. Rosane, Robert G. Davis, Bradford
            W. Rich, Josue Robles, Jr., Michael J.C. Roth, Janis E. Marshall, William B. Tracy, Donald R. Walker, and James A. Robinson.